As filed with the Securities and Exchange Commission on February 28, 2005

File No. 70-_____

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM U-1

APPLICATION-DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pepco Holdings, Inc.
701 Ninth Street
Washington, DC 20068

(Name of company and top registered holding company
filing this statement and
addresses of principal executive offices)

Pepco Holdings, Inc.
(Name of top registered holding company)

Ellen S. Rogers
Vice President and Secretary
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Christie Day Cannon, Esq.
Associate General Counsel
Pepco Holdings, Inc.
800 King Street
P.O. Box 231
Wilmington, DE 19899
Telephone: (302) 429-3826
Facsimile: (302) 429-3801

William C. Weeden
Skadden, Arps, Slate, Meagher & Flom, LLP
1440 New York Avenue, NW
Washington, DC 20005
Telephone: (202) 371-7000
Facsimile: (202) 661-8264

Item 1. Description of Proposed Transaction

A.   Introduction

Pepco Holdings, Inc. ("PHI"), a Delaware corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), files this Application-Declaration pursuant to Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 under the Act, requesting authority (1) to amend its charter to eliminate classification of the Board of Directors (the "Proposed Amendment"), and (2) to solicit proxies from the holders of PHI's shares of common stock to implement the Proposed Amendment.

PHI requests that the Securities and Exchange Commission (the "Commission") issue a public notice of this Application-Declaration and an order authorizing proxy solicitations for the Proposed Amendment no later than [March 30, 2005], thereby affording PHI sufficient time to solicit proxies in advance of its annual meeting of stockholders. PHI further requests that as soon as practicable after issuing an order authorizing proxy solicitations, the Commission issue an order authorizing the Proposed Amendment.

B.   The Proposed Amendment

PHI has had a staggered Board of Directors in place since it became a public company at the time of the closing of the merger involving Potomac Electric Power Company ("Pepco") and Conectiv in 2002. Prior to the merger, Pepco had a staggered board beginning in 1988 and Conectiv had a staggered board from the time it became a public company in 1998. Under PHI's staggered board arrangement, the Board of Directors is divided into three classes, with the directors of one of the classes elected annually for three-year terms.

Evelyn Y. Davis, a shareholder of PHI, submitted to PHI a shareholder proposal for inclusion in PHI's proxy statement recommending that the Board of Directors take the necessary steps to reinstate the election of all directors annually. Mrs. Davis has submitted the same proposal for inclusion in the proxy statement of PHI, or its predecessor Pepco, in prior years. At the 2004 Annual Meeting, Mrs. Davis' proposal received the affirmative vote of the holders of 49.81% of the shares present and entitled to vote on the proposal. In view of the decision of the Board of Directors to submit the proposed amendment of the Restated Certificate of Incorporation to a vote of the shareholders at the 2005 Annual Meeting, Mrs. Davis has agreed to withdraw her proposal.

The Board's Corporate Governance/Nominating Committee conducted a review of the relative merits of annually elected and staggered boards. The Corporate Governance/ Nominating Committee concluded that PHI's staggered election of directors has contributed to continuity and stability in the composition of, and in the policies formulated by, PHI's Board of Directors. Notwithstanding these important benefits, the Corporate Governance/Nominating Committee also recognized that there appears to be a growing sentiment among shareholders generally, including PHI's shareholders, in favor of annual elections and concluded that the Board would be equally effective in protecting shareholder interests if directors are elected annually. Accordingly, the Corporate Governance/Nominating Committee recommended to the Board that the staggered election of directors be eliminated. After reviewing and assessing the recommendation of the Corporate Governance/Nominating Committee, the Board adopted the following resolution, declaring it advisable that section C of Article V of PHI's Restated Certificate of Incorporation be amended to eliminate classification of the Board of Directors.

WHEREAS, the Board of Directors believes that it is advisable and in the best interests of the Company to declassify the Board;

NOW, THEREFORE, BE IT RESOLVED, that the Restated Certificate of Incorporation of the Company be amended by:

Deleting therefrom the current section C of Article V in its entirety and substituting therefore the following new section C of Article V:

> "C. Election and Term. Except as otherwise provided by law, each Director shall be elected at the annual meeting of shareholders to serve a one-year term and until his or her successor is elected and qualified; provided, however, that any Director who prior to the annual meeting of shareholders in 2006 was elected to a term that continues beyond the date of the annual meeting of shareholders in 2006, shall continue in office for the remainder of his or her elected term or until his or her earlier death, resignation or removal."

If the Proposed Amendment is approved, each nominee for election as a director, including directors standing for reelection, will be elected for a one-year term. The Proposed Amendment will not shorten the term of any director elected at or prior to the 2005 Annual Meeting. Accordingly, in 2006 only the nominees to succeed the directors whose terms expire in 2006, would be elected for one-year terms. In 2007, the nominees to succeed the directors whose terms expire in 2007 and to succeed the directors elected in 2006 would be elected to for one-year terms. Beginning in 2008, all of the members of the Board of Directors would be elected for one-year terms. Under paragraph D of Article V of the Restated Certificate of Incorporation, any vacancy on the Board of Directors resulting other than because of an increase in the authorized number of directors elected by shareholders may be filled by a majority of the directors then in office. In accordance with this provision, if during the transition period a vacancy occurs with respect to a director whose term of office continues beyond the next annual meeting, the term of any director elected to fill such a vacancy shall expire at the next shareholders' meeting at which directors are elected, and the remainder of such term, if any, shall be filled by a director elected at that meeting.

In accordance with paragraph G of Article V of the Restated Certificate of Incorporation, adoption of the Proposed Amendment requires the affirmative vote of the holders of two-thirds the outstanding shares of PHI's common stock.

Item 2. Fees, Commissions and Expenses

Estimated proxy solicitation expenses	$ -0-
Estimated printing expenses	385,000.00*
Estimated legal fees and expenses	20,000.00
Estimated miscellaneous expenses and fees	265,000.00**
Total	**$670,000.00**

---

*   Includes expenses of printing the entire proxy statement, of which the proposal for a shareholder vote on the Proposed Amendment is a part.

**   Includes expenses related to postage for mailing the entire proxy statement, and expenses of the outside shareholder services vendor for processing.

Item 3. Applicable Statutory Provisions

The proposed transactions are subject to Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 thereunder.

A.   General

Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

PHI respectfully submits that the authorizations requested in this Application-Declaration are in the best interests of the applicants and appropriate for the protection of investors and consumers. PHI further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.   Rule 54 Analysis

Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

PHI currently does not meet the conditions of Rule 53(a). As of September 30, 2004, PHI's "aggregate investment," as defined in Rule 53(a)(1) was approximately $3,013.3 million and PHI's consolidated retained earnings was $904.6 million. Accordingly, at September 30, 2004, PHI's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a). However, by order dated

July 31, 2002 in File No. 70-9947 (HCAR No. 27557) (the "Financing Order"), the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At September 30, 2004, based on the Financing Order, PHI could have had an aggregate investment of $4,404.6 million. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the order.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. None of the circumstances described in 53(b) have occurred, and Rule 53(c) is inapplicable by its terms.

Item 4. Regulatory Approval

No state or federal regulatory agency, other than the Commission, has jurisdiction over the matters discussed in this Application-Declaration.

Item 5. Procedure

PHI requests the Commission to issue and publish a notice of the filing of this Application-Declaration on the date that PHI files the definitive proxy materials attached as Exhibit B-1 to this Application-Declaration, but in no event later than March 30, 2005, and concurrently with the issuance and publication of the notice, enter an appropriate order authorizing the solicitation of proxies as described in this Application-Declaration. PHI further requests that as soon as practicable after issuing an order authorizing proxy solicitations, the Commission issue an order authorizing the Proposed Amendment. PHI hereby (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statements

A.   Exhibits:

A-1   Restated Certificate of Incorporation of PHI (incorporated by reference to PHI's Current Report on Form 8-K dated August 2, 2002, File No. 001-31403)

A-2   Form of Certificate of Amendment to Restated Certificate of Incorporation of PHI (filed herewith)

B-1   Preliminary Proxy Statement of PHI, including Draft Notice of Annual Meeting of PHI (filed herewith)

B-2   Draft Form of Proxy Card of PHI (filed herewith)

F-1   Opinion of Counsel (filed herewith)

H-1   Proposed Form of Notice (filed herewith)

B.   Financial Statements

Financial statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.

Item 7. Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 28, 2005   **Pepco Holdings, Inc.**

By:/s/ Ellen S. Rogers
    Ellen S. Rogers
    Vice President and Corporate Secretary

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT
of
RESTATED CERTIFICATE *of* INCORPORATION

Pepco Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

First: That at a meeting of the Board of Directors of Pepco Holdings, Inc. resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "V. Directors, Section C. Classification of Directors" so that, as amended, said Articles shall be and read as follows:

"C. <u>Election and Term</u>. Except as otherwise provided by law, each Director shall be elected at the annual meeting of shareholders to serve a one-year term and until his or her successor is elected and qualified; provided, however, that any Director who prior to the annual meeting of shareholders in 2006 was elected to a term that continues beyond the date of the annual meeting of shareholders in 2006, shall continue in office for the remainder of his or her elected term or until his or her earlier death, resignation or removal."

Second: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

Fifth: That this Certificate of Amendment of the Restated Certificate of Incorporation shall be effective on _____.

IN WITNESS WHEREOF, the Company has caused this certificate to be executed and attested this ___ day of _____, 2005.

Attest:

By: _____ By: _____
    Ellen Sheriff Rogers   Dennis R. Wraase
    Secretary   Chairman of the Board,
                                         President and
                                         Chief Executive Officer

▮ Pepco Holdings, inc.

701 Ninth Street, N.W.
Washington, D.C. 20068

Notice of Annual Meeting of Shareholders

[March 31, 2005]

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Pepco Holdings, Inc. will be held at 10:00 a.m. local time on Friday, May 20, 2005 (the doors will open at 9:00 a.m.), at the Company's offices located at 701 Ninth Street, N.W., Edison Place Conference Center (second floor), Washington, D.C. for the following purposes:

1. To elect three directors to serve for a term of three years;

2. To consider and take action on a proposal to amend the Restated Certificate of Incorporation to declassify the Company's staggered Board;

3. To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of the Company for 2005;

4. To consider and vote on a shareholder proposal concerning the election of directors by a majority vote, if the proposal is brought before the meeting;

5. To transact such other business as may properly be brought before the meeting.

All holders of record of the Company's common stock at the close of business on Monday, March 21, 2005, will be entitled to vote on each matter submitted to a vote of shareholders at the meeting.

By order of the Board of Directors,

ELLEN SHERIFF ROGERS
Vice President and Secretary

IMPORTANT

You are cordially invited to attend the meeting in person.

Even if you plan to be present, you are urged to vote your shares promptly. To vote your shares, use the Internet or call the toll-free telephone number as described in the instructions attached to your proxy card, or complete, sign, date and return your proxy card in the envelope provided.

If you attend the meeting, you may vote either in person or by proxy.

YOUR VOTE IS IMPORTANT.
PLEASE VOTE YOUR SHARES PROMPTLY.
TO VOTE YOUR SHARES, USE THE INTERNET
OR CALL THE TOLL-FREE TELEPHONE NUMBER
AS DESCRIBED IN THE INSTRUCTIONS ATTACHED TO YOUR PROXY CARD,
OR COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD
IN THE ENVELOPE PROVIDED.

THANK YOU FOR ACTING PROMPTLY.

PROXY STATEMENT

Annual Meeting of Shareholders

Pepco Holdings, Inc.

[March 31, 2005]

This Proxy Statement is being furnished by the Board of Directors of Pepco Holdings, Inc. (the "Company" or "Pepco Holdings") in connection with its solicitation of proxies to vote on the matters to be submitted to a vote of shareholders at the 2005 Annual Meeting. This Proxy Statement, together with the Company's 2004 Annual Report, which is attached as Annex C to the Proxy Statement, the Notice of Annual Meeting, and a proxy card, is being first mailed to shareholders of record on or about April 5, 2005.

The Company is a holding company formed in connection with the merger of Potomac Electric Power Company ("Pepco") and Conectiv. As a result of the merger, which occurred on August 1, 2002, Pepco and Conectiv became wholly owned subsidiaries of the Company. The address of the Company's principal executive offices is 701 Ninth Street, N.W., Washington, D.C. 20068.

When and where will the Annual Meeting be held?

The Annual Meeting will be held at 10:00 a.m. local time on Friday, May 20, 2005 (the doors will open at 9:00 a.m.), at the Company's offices located at **701 Ninth Street, N.W., Edison Place Conference Center (second floor), Washington, D.C.** Admission to the meeting will be limited to Company shareholders or their authorized proxies. Admission tickets are not required.

Will the Annual Meeting be Web cast?

The live audio and slide presentation of the meeting can be accessed at PHI's Web site, www.pepcoholdings.com/investors. An audio only version will also be available. The dial-in information will be announced in a news release at a later date.

What matters will be voted on at the Annual Meeting?

1. The election of three directors for three-year terms.

    The Board recommends a vote **FOR** each of the three candidates nominated by the Board of Directors and identified in Item 1 in this Proxy Statement.

2. The approval of an amendment to the Company's Restated Certificate of Incorporation to declassify the Board.

    The Board recommends a vote **FOR** this proposal.

3. The ratification of the appointment by the Audit Committee of PricewaterhouseCoopers LLP as independent registered public accounting firm of the Company for 2005.

    The Board recommends a vote **FOR** this proposal.

4. A shareholder proposal set forth in Item 4 in this Proxy Statement concerning the election of directors by a majority vote, if the proposal is introduced at the meeting by the shareholder proponent.

    The Board recommends a vote **AGAINST** this proposal.

How do I vote shares held in my own name?

If you own your shares in your own name, you can either attend the Annual Meeting and vote in person or you can vote by proxy without attending the meeting. You can vote by proxy in any of three ways:

- *Via Internet*:   Go to https://www.proxyvotenow.com/pom. Have your proxy card in hand when you access the Web site. You will be given simple voting instructions to follow to obtain your records and to create an electronic voting instruction form. At this Web site, you also can elect to access future proxy statements and annual reports via the Internet.

- *By Telephone*: Call toll-free [   ]. Have your proxy card in hand when you call, and you will be given simple voting instructions to follow.

- *In Writing*: Complete, sign, date and return the enclosed proxy card in the postage-paid envelope that has been provided.

The Internet and telephone voting facilities for shareholders of record will close at 5:00 p.m. Eastern time on May 19, 2005. Your signed proxy card or the proxy you grant via the Internet or by telephone will be voted in accordance with your instructions. If you return a signed proxy card or grant a proxy via the Internet or by telephone, but do not indicate how you wish your shares to be voted, your shares will be voted FOR the election of each of the Board of Director's director nominees, FOR the amendment to the Restated Certificate of Incorporation, FOR the ratification of the independent registered public accounting firm and AGAINST the shareholder proposal.

How do I vote shares held through a brokerage firm, bank or other financial intermediary?

If you hold shares through a brokerage firm, bank or other financial intermediary, you will receive from that intermediary directions on how to direct the voting of your shares by the intermediary, which may include voting instructions given via the Internet or by telephone. If you hold your shares through a brokerage firm, bank or other financial intermediary you may not vote in person at the Annual Meeting unless you obtain a proxy from the record holder.

Who is eligible to vote?

All shareholders of record at the close of business on March 21, 2005 (the "record date") are entitled to vote at the Annual Meeting. As of the close of business on the record date [_____] shares of Pepco Holdings common stock, par value $.01 per share (the "Common Stock"), were outstanding. Each outstanding share of Common Stock entitles the holder of record to one vote on each matter submitted to the vote of shareholders at the Annual Meeting.

What is the quorum requirement?

In order to hold the Annual Meeting, the holders of a majority of the outstanding shares of Common Stock must be present at the meeting either in person or by proxy.

What shares are included on the enclosed proxy card?

The number of shares printed on the enclosed proxy card indicates the number of shares of Common Stock that, as of the record date, you held of record, plus (i) any shares held for your account under the Pepco Holdings Dividend Reinvestment Plan and (ii) if you are a participant in the Atlantic Electric 401(k) Savings and Investment Plan-B, the shares held for your account under that plan. See *"How is stock in the 401(k) plans for employees voted?"*

How is stock in the Pepco Holdings Dividend Reinvestment Plan voted?

Shares held by the Pepco Holdings Dividend Reinvestment Plan will be voted by the Plan administrator in accordance with your instructions on the proxy card or given via the Internet or by telephone.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card (other than because you are a participant in either a Conectiv or a Pepco 401(k) savings plans and receive a separate voting instruction card), it is because your shares are registered in different names or with different addresses. You must sign, date and return each proxy card that you receive (or grant a proxy for the shares represented by each proxy card via the Internet or by telephone) in order for all of your shares to be voted at the Annual Meeting. To enable us to provide better shareholder service, we encourage shareholders to have all their shares registered in the same name with the same address.

How is stock in the 401(k) plans for employees voted?

If you are a current or former employee who is a participant in one of the Pepco 401(k) savings plans:

You will receive directly from Fidelity Investments, the trustee for the Pepco 401(k) savings plans, a separate voting instruction card showing the number of shares of Common Stock held for your account as of the record date by the plan(s) in which you are a participant. To instruct the plan trustee on how to vote these shares, you must complete, date, sign and return the voting instruction card per the directions printed on that card. If you do not provide voting instructions for your plan shares, the plan trustee will vote your shares on each matter in proportion to the voting instructions given by all of the other participants in the applicable Pepco plan(s).

If you are a current or former employee who is a participant in the Conectiv Savings and Investment Plan, the Conectiv PAYSOP/ESOP or the Atlantic Electric 401(k) Savings and Investment Plan-B:

If you are a current or former employee who is a participant in either or both of the *Conectiv Savings and Investment Plan and the Conectiv PAYSOP/ESOP*, you will receive directly from The Vanguard Group, the trustee for each of the plans, a separate voting instruction card showing the number of shares of Common Stock held for your account as of the record date by the plan(s) in which you are a participant. These shares will be voted by the Plan trustee in accordance with your instructions on the voting instruction card. If you do not provide voting instructions for your plan shares, the plan trustee will vote your shares on each matter in proportion to the voting instructions given by all of the other participants in the applicable plan(s).

If you are a current or former employee who is a participant in the *Atlantic Electric 401(k) Savings and Investment Plan-B*, then the number of shares printed on the enclosed proxy card includes shares of Common Stock held through that plan. By completing, dating, signing and returning this proxy card, you will be providing the plan trustee with instructions on how to vote the shares held in your account. If you do not provide voting instructions for your plan shares, the plan trustee will vote your shares in proportion to the voting instructions given by the other participants in the plan.

Can I change my vote after I have returned my proxy card or granted a proxy via the Internet or by telephone?

If you own your shares in your own name, you may revoke your proxy, regardless of the manner in which it was submitted, by:

- sending a written statement to that effect to the Secretary of the Company before your proxy is voted;

- submitting a properly signed proxy dated a later date;

- submitting a later dated proxy via the Internet or by telephone; or

- voting in person at the Annual Meeting.

If you hold shares through a brokerage firm, bank, other financial intermediary or in an employee benefit plan, you should contact that intermediary or plan trustee for instructions on how to change your vote.

How can I obtain more information about the Company?

The Company's 2004 Annual Report to Shareholders is included as Annex C after page [____] of this Proxy Statement. You may also visit the Company's Web site at www.pepcoholdings.com.

1. ELECTION OF DIRECTORS

Thirteen directors currently constitute the entire Board of Directors of the Company. The Board of Directors is divided into three classes, two currently consisting of four directors and one consisting of five directors. Immediately prior to the commencement of the 2005 Annual Meeting, the number of directors will be reduced to 12 and the Board of Directors will be divided into three classes, one consisting of three directors, one consisting of four directors and one consisting of five directors. Directors of each class are elected to serve three-year terms. At the Annual Meeting, three directors are to be elected, each to hold office for a three-year term that expires at the 2008 Annual Meeting, and until his or her successor is elected and qualified.

Edmund B. Cronin, Jr., Pauline A. Schneider and Dennis R. Wraase were recommended for nomination to the Board by the Corporate Governance/Nominating Committee.

The Board of Directors recommends a vote FOR each of the three nominees listed on the following page.

What vote is required to elect the directors?

Directors are elected by a plurality of the votes cast. This means that the three nominees receiving the largest number of votes will be elected as directors.

What happens if a nominee is unable to serve as a director?

Each nominee identified in this Proxy Statement has confirmed that he or she is willing and able to serve as a director. However, should any of the nominees, prior to the Annual Meeting, become unavailable to serve as a director for any reason, the Board of Directors either may reduce the number of directors to be elected or, on the recommendation of the Corporate Governance/ Nominating Committee, select another nominee. If another nominee is selected, all proxies will be voted for that nominee.

NOMINEES FOR ELECTION AS DIRECTORS

For Terms Expiring in 2008



Edmund B. Cronin, Jr., age 67, since 2000 has been Chairman of the Board, and since 1995 has been President and Chief Executive Officer of Washington Real Estate Investment Trust, based in Rockville, Maryland, which owns income-producing real estate in the mid-Atlantic region. Mr. Cronin was a director of Pepco from 1998 until August 1, 2002. He has been a director of the Company since August 1, 2002.



Pauline A. Schneider, age 61, joined the Washington office of the law firm of Hunton & Williams in 1985 and has been a partner there since 1987. From October 2000 to October 2002, Ms. Schneider served as Chair of the Board of MedStar Health, Inc., a community-based healthcare organization that includes seven major hospitals in the Washington, D.C./Baltimore area. Also, between 1998 and 2002, she chaired the Board of The Access Group, Inc., a not-for-profit student loan provider headquartered in Wilmington, Delaware. She continues her service on both boards. She is a director of DiamondCluster International, Inc. Ms. Schneider was a director of Pepco from 2001 until August 1, 2002. She has been a director of the Company since August 1, 2002.



Dennis R. Wraase, age 61, is Chairman, President and Chief Executive Officer of the Company. He is also Chairman and Chief Executive Officer of Pepco and Conectiv and was President and Chief Operating Officer of Pepco from January 2001 through August 1, 2002. From August 2002 through May 2003, Mr. Wraase was Chief Operating Officer of the Company. He was President and Chief Financial Officer of Pepco from May 2000 until January 2001. From 1999 to 2000, he was Executive Vice President and Chief Financial Officer of Pepco. Mr. Wraase has been a director of Pepco since 1998 and Conectiv since August 1, 2002. He has been a director of the Company since 2001.

DIRECTORS CONTINUING IN OFFICE

Terms Expiring in 2006



Terence C. Golden, age 60, since 2000 has been Chairman of Bailey Capital Corporation in Washington, D.C. Bailey Capital Corporation is a private investment company. From 1995 until 2000, Mr. Golden was President, Chief Executive Officer and a director of Host Marriott Corporation. He continues to serve as a director of Host Marriott Corporation and of the Morris & Gwendolyn Cafritz Foundation. Mr. Golden also currently serves as Chairman of the Federal City Council. Mr. Golden was a director of Pepco from 1998 until August 1, 2002. He has been a director of Pepco Holdings, Inc. since August 1, 2002.



George F. MacCormack, age 61, is retired Group Vice President, DuPont, Wilmington, Delaware, a position he held from 1999 through 2003. He was previously Vice President and General Manager (1998), White Pigments & Mineral Products Strategic Business Unit and Vice President and General Manager (1995), Specialty Chemicals Strategic Business Unit for DuPont. Mr. MacCormack was a director of Conectiv from 2000 until August 1, 2002. He has been a director of the Company since August 1, 2002.



Floretta D. McKenzie, age 69, since January 1, 2005, is Senior Advisor to The American Institutes for Research, a District of Columbia-based education research organization and was the Founder and, until December 31, 2004, the Chairwoman of The McKenzie Group, Inc., a District of Columbia-based educational consulting firm. Dr. McKenzie is a director of Marriott International, Inc. Dr. McKenzie was a director of Pepco from 1988 until August 1, 2002. She has been a director of the Company since August 1, 2002.



Lawrence C. Nussdorf, age 58, since 1998 has been President and Chief Operating Officer of Clark Enterprises, Inc., a privately held investment and real estate company based in Bethesda, Maryland, whose interests include the Clark Construction Group, LLC, a general contracting company, of which Mr. Nussdorf has been Vice President and Treasurer since 1977. Mr. Nussdorf was a director of Pepco from 2001 until August 1, 2002. He has been a director of the Company since August 1, 2002.

DIRECTORS CONTINUING IN OFFICE

Terms Expiring in 2007



Jack B. Dunn, IV, age 54, since October 1995 has been Chief Executive Officer and since October 2004 has been President of FTI Consulting, Inc., a publicly held multi-disciplined consulting firm with practices in the areas of corporate finance/restructuring, forensic and litigation consulting and economic consulting, located in Annapolis, Maryland. He served as Chairman of the Board of FTI from December 1998 to October 2004. Mr. Dunn is a limited partner of the Baltimore Orioles and is a director of Aether Systems, Inc. He has been a director of the Company since May 21, 2004.



Richard B. McGlynn, age 66, is an attorney. From 1995-2000, he was Vice President and General Counsel of United Water Resources, Inc., Harrington Park, New Jersey and from 1992-1995, he was a partner in the law firm LeBoeuf, Lamb, Green & MacRae. He was a director of Atlantic Energy, Inc. from 1986 to 1998. Mr. McGlynn was a director of Conectiv from 1998 until August 1, 2002. He has been a director of the Company since August 1, 2002.



Peter F. O'Malley, age 66, since 1989 has been of counsel to O'Malley, Miles, Nylen & Gilmore, P.A., a law firm headquartered in Calverton, Maryland. Mr. O'Malley currently serves as the President of Aberdeen Creek Corp., a privately held company engaged in investment, business consulting and development activities. Mr. O'Malley is a director of FTI Consulting, Inc., Legg Mason, Inc. and Legg Mason Trust Co. He was a director of Pepco from 1982 until August 1, 2002. He has been a director of the Company since August 1, 2002 and currently serves as the Lead Independent Director.



Frank K. Ross, age 61, is retired managing partner for the mid-Atlantic Audit and Risk Advisory Services Practice and managing partner of the Washington, D.C. offices of the accounting firm KPMG LLP, positions he held from July 1, 1996 to December 31, 2003. He is currently a Distinguished Visiting Professor at Howard University, Washington, D.C. and the Director of its Center for Accounting Education. He is a director of NCRIC Group, Inc. and Cohen & Steers Funds. Mr. Ross serves on The Greater Washington, D.C. Urban League, Gallaudet University and the Hoop Dreams Scholarship Fund. He has been a director of the Company since May 21, 2004.



William T. Torgerson, age 60, has been Vice Chairman of the Company since June 1, 2003 and has been General Counsel of the Company since August 1, 2002. From August 1, 2002 to June 2003, he was also Executive Vice President of the Company. From December 2000 to August 2002, he was Executive Vice President and General Counsel of Pepco and from April 1994 to December 2000, he was Senior Vice President and General Counsel of Pepco. Mr. Torgerson has been a director of Pepco and Conectiv since August 1, 2002. Mr. Torgerson has been a director of the Company since May 21, 2004.

Which directors are "independent?"

According to the Listing Standards of the New York Stock Exchange ("NYSE"), a majority of the Company's directors are required to be "independent" as defined by the NYSE rules. Currently, 10 of the Company's 13 directors consisting of Messrs. Dunn, Golden, MacCormack, McGlynn, Nussdorf, O'Malley, Ross and A. Thomas Young (who is not standing for re-election) and Mmes. McKenzie and Schneider qualify as independent. If Messrs. Cronin and Wraase and Ms. Schneider are elected at the Annual Meeting, 9 of the Company's 12 directors will qualify as independent.

For a director to be considered independent under NYSE rules, a director cannot have any of the disqualifying relationships enumerated by the rules and the Board must determine that the director does not otherwise have any direct or indirect material relationship with the Company. In accordance with the NYSE rules, the Board of Directors, as part of the Company's Corporate Governance Guidelines, has adopted categorical standards to assist it in determining whether a relationship between a director and the Company is a material relationship that would impair the director's independence. Under these standards, which incorporate the disqualifying relationships specifically enumerated by the NYSE rules, a Company director is not "independent" if any of the conditions specified are met.

a. The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company. An executive officer of the Company is the president, principal financial officer, controller, any vice-president in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for PHI. Officers of PHI's subsidiaries are deemed to be officers of PHI if they perform such policy-making functions for PHI.

b. The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from PHI, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

c. (A) The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time.

d. The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

e. The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, PHI for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues. Contributions to tax exempt organizations shall not be considered "payments" for purposes of this categorical standard, provided however that the Company shall disclose in its annual proxy statement any such contributions made by the Company to any tax exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from the Company to the tax exempt organization exceed the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues.

f. For purposes of considering the existence or materiality of a director's relationship with PHI or the relationship with PHI of an organization with which the director is associated, payments for electricity, gas or other products or services made in the normal course of business at prices generally applicable to similarly situated customers shall not be included.

g. Additional provisions applicable to members of the Audit Committee are.

    i. A director who is a member of the Audit Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from PHI or any PHI subsidiary, provided that, unless the rules of the New York Stock Exchange provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided that such compensation is not contingent in any way on continued service). The term "indirect acceptance" by a member of the Audit Committee of any consulting, advisory, or other compensatory fee includes acceptance of such fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to PHI or any PHI subsidiary.

ii.   A director who is an "affiliated person" of PHI or its subsidiaries (other than in his or her capacity as a member of the Board or a Board Committee) as defined by the Securities and Exchange Commission shall not be considered independent for purposes of Audit Committee membership. A director who beneficially owns more than 3% of PHI's common stock will be considered to be an "affiliated person."

What are the Committees of the Board? How often did the Board and each Committee of the Board meet in 2004?

In 2004, the Board of Directors held 10 meetings. The Board has five separately designated standing committees: the Audit Committee, the Compensation/Human Resources Committee, the Corporate Governance/Nominating Committee, the Executive Committee and the Finance Committee. Each committee charter can be found on the Company's Web site (www.pepcoholdings.com) under the link: Corporate Governance.

At each meeting, the Board and each of the Committees made up of independent directors (or, in the case of the Finance Committee, non-management directors) set aside time to meet in executive session without management directors (in the case of Board meetings) or other management personnel present. The executive session of the Board is convened by the Lead Director who also serves as the Chairman of the Corporate Governance/Nominating Committee. The Compensation/Human Resources Committee meets separately with its compensation consultant. The Audit Committee meets separately with the General Manager, Internal Audit and the independent registered public accounting firm.

The *Audit Committee* held 9 meetings in 2004. The Audit Committee represents and assists the Board in discharging its responsibility of oversight, but the existence of the Committee does not alter the traditional roles and responsibilities of the Company's management and its independent registered public accounting firm with respect to the accounting and control functions and financial statement presentation. The Audit Committee of the Company's Board is responsible for, among other things, representing and assisting the Board in oversight of (i) the integrity of the Company's financial statements, accounting and financial reporting processes and audits of the Company's consolidated financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and the retention, compensation and performance of the Company's independent registered public accounting firm, and (iv) the design and performance of the Company's internal audit function. The Audit Committee also reviews the Company's guidelines and policies with respect to risk assessment. The Committee has full power and authority to obtain advice and assistance from independent legal, accounting or other advisors as it may deem appropriate to carry out its duties. A more detailed description of the Audit Committee's duties and responsibilities is set forth in the Audit Committee Charter included as Annex A to this Proxy Statement. Committee members are Directors Golden, McGlynn, Nussdorf (Chairman) and Ross. The Board has determined that directors Golden, Nussdorf and Ross each is an "audit committee financial expert" as defined by the rules of the SEC. The Board has determined that each of the members of the Audit Committee is independent as defined by the Company's Corporate Governance Guidelines and in accordance with the rules of the NYSE.

The *Compensation/Human Resources Committee* held 5 meetings in 2004. The Committee, together with the other independent members of the Board of Directors, sets the CEO's compensation level. The Committee approves the salaries of the four most highly compensated officers (other than the CEO), the heads of the major subsidiaries and the Vice Presidents of the Company; administers the Company's executive incentive compensation programs; and establishes the structure of compensation and amounts of awards under the Long-Term Incentive Plan. The Committee exercises the powers of the Board with respect to the Company's annual salary administration program for all management employees. The Committee also makes recommendations to the Board concerning the Company's retirement and other benefit plans and oversees corporate workforce diversity issues. Committee members are Directors MacCormack, McGlynn, McKenzie, O'Malley, Ross and Young (Chairman). The Board has determined that each of the members of the Compensation/Human Resources Committee is independent as defined by the Company's Corporate Governance Guidelines and in accordance with the rules of the NYSE.

The *Corporate Governance/Nominating Committee* held 8 meetings in 2004. The Committee's duties and responsibilities include making recommendations to the Board regarding the governance of the Company and the Board, helping to ensure that the Company is properly managed to protect and enhance shareholder value and to meet the Company's obligations to shareholders, customers, the industry and under the law. The Committee is responsible for making recommendations to the Board regarding Board structure, practices and policies, including Board committee chairmanships and assignments and the compensation of Board members, assessing Board performance and effectiveness, and ensuring that processes are in place with regard to corporate strategy, management development and management succession, business plans and corporate and government affairs. The Committee evaluates annually the performance of the Company's Chief Executive Officer and reports its appraisal to the other independent directors. The Committee also is responsible for ensuring that the technology and systems used by the Company are adequate to properly run the business and for it to remain competitive. The Committee reviews and recommends to the Board candidates for nomination for election as directors. Committee members are Directors Dunn, McKenzie, O'Malley (Chairman and Lead Independent Director), Schneider and Young. The Board has determined that each of the members of the Corporate Governance/Nominating Committee is independent as defined by the Company's Corporate Governance Guidelines and in accordance with the rules of the NYSE.

The *Executive Committee* held 2 meetings in 2004. The Committee has, and may exercise when the Board is not in session, all the powers of the Board in the management of the property, business and affairs of the Company, except as otherwise provided by law. The Committee does not hold regularly scheduled meetings. Committee members are Directors McKenzie (Chairman), McGlynn, O'Malley, Torgerson and Wraase.

The *Finance Committee* was constituted in July 2004 and held 3 meetings in 2004. The Committee oversees the financial objectives, policies, procedures and activities of the Company and considers the long- and short-term strategic plans of the Company. The Committee reviews with management the Company's risk mitigation profile. Committee members are Directors Cronin, Dunn, Golden (Chairman), MacCormack, Nussdorf and Schneider.

In 2004, each director attended at least 75% of the aggregate number of meetings held by the Board and each Committee of which he or she was a member. The Board has adopted an attendance policy, set forth in the Corporate Governance Guidelines, under which attendance in person is required at all regularly scheduled shareholder, Board and Committee meetings (except where scheduled as a conference call) and is the preferred method of attendance at specially called meetings. The Chairman has the authority to waive the requirement of this policy if, in the Chairman's opinion, it is in the Company's best interests to do so. Of the Company's 12 directors at the time of the 2004 Annual Meeting, 11 attended as did the two additional nominees who were elected as directors.

How do I send a communication to the Board of Directors or to a specific individual director?

The Company's directors encourage interested parties, including employees and shareholders, to contact them directly and, if desired, confidentially and/or anonymously regarding matters of concern or interest, including concerns regarding questionable accounting or auditing matters. The names of the Company's directors can be found on pages 7-9 of this Proxy Statement and on the Company's Web site (www.pepcoholdings.com) under the link: Board of Directors. The Company's directors may be contacted by writing to them either individually or as a group or partial group (such as all non-management directors), c/o Corporate Secretary, Pepco Holdings, Inc., 701 Ninth Street, N.W., Room 1300, Washington, D.C. 20068. If you wish your communication to be treated confidentially, please write the word "CONFIDENTIAL" prominently on the envelope and address it to the director by name so that it can be forwarded without being opened. Communications addressed to multiple recipients, such as to "directors," "all directors," "all non-management directors," "independent directors," etc. will necessarily have to be opened and copied by the Office of the Corporate Secretary in order to forward them, and hence cannot be transmitted unopened, but will be treated as confidential communications. If you wish to remain anonymous, do not sign your letter or include a return address on the envelope. Communications from Company employees regarding accounting, internal accounting controls, or auditing matters may be submitted in writing addressed to: General Manager, Internal Audit, Pepco Holdings, Inc., 701 Ninth Street, N.W., Room 8220, Washington, D.C. 20068 or by telephone to 202-872-3524. Such communications will be handled initially by the Internal Audit Group, which reports to the Audit Committee of the Board, and will be reported to the Audit Committee. If for any reason the employee does not wish to submit a communication to the General Manager, Internal Audit, it may be addressed to the Chairman of the Audit Committee using the procedure set forth above, or can be telephoned to the Company's Ethics Officer hotline.

What are the directors paid for their services?

Commencing January 1, 2005, each of the Company's directors who is not an employee of the Company or any of its subsidiaries (a "non-management director") is paid an annual retainer of $45,000, plus a fee of $2,000 for each Board and Committee meeting attended. Each non-management director who chairs the Compensation/Human Resources, Executive or Finance Committee is paid an additional annual retainer of $5,000. The Lead Director (who is also the Chairman of the Corporate Governance/Nominating Committee) and the non-management director who chairs the Audit Committee is paid an additional annual retainer of $7,500.

Each non-management director is required to own at least 7,500 shares of Common Stock or Common Stock equivalents ("phantom stock"). Non-management directors serving as of January 1, 2005 have until December 31, 2007 to meet this requirement. Newly elected or appointed non-management directors are required to reach this ownership level within three years after the date of their election or appointment.

On December 16, 2004, the Board adopted a Non-Management Director Compensation Plan (the "Director Compensation Plan"), which superseded the Company's Stock Compensation Plan for Directors. Under the new plan, which became effective January 1, 2005, each non-management director is entitled to elect to receive his or her annual retainer, retainer for service as a committee chairman, if any, and meeting fees in: (1) cash, (2) shares of Common Stock, (3) a credit to an account for the director established under the Company's Executive and Director Deferred Compensation Plan ("Deferred Compensation Plan") or (4) any combination thereof. A non-management director who elects to have all or any portion of his or her compensation for services as a director credited to an account under the Deferred Compensation Plan can elect to have his or her account balance under the plan: (i) maintained in the form of phantom stock and credited with additional phantom stock when the Company pays a dividend on its Common Stock, (ii) credited with a return based on the prevailing prime rate or (iii) credited with a return based on the return on one or more investment funds selected by the committee responsible for the administration of the Deferred Compensation Plan. Distributions to participants under the Deferred Compensation Plan are made in cash, in either a lump sum or installments, commencing at a time selected by the participant.

Although under the terms of the Company's Long-Term Incentive Plan, each non-management director is entitled to a grant, on May 1 of each year, of an option to purchase 1,000 shares of Common Stock, the Board of Directors has determined that these grants will not be made.

The Company also provides directors with travel accident insurance for Company-related travel, directors' and officers' liability insurance coverage and reimburses directors for travel, hotel and other out-of-pocket expenses incurred in connection with their performance of their duties as directors. The Company also provides the directors with free parking in the Company's headquarters building other than in connection with their performance of their duties as directors.

The following table sets forth, as of February 8, 2005, for each non-management director who has elected to receive all or a portion of his/her annual retainer and meeting fees in phantom stock under the Company's Deferred Compensation Plan, the number of credited phantom stock units (each corresponding to one share of Common Stock).

Name of Director	Pepco Holdings Phantom Stock Units
Edmund B. Cronin, Jr.	19,796
Terence C. Golden	17,167
George F. MacCormack	4,052
Richard B. McGlynn	2,037
Lawrence C. Nussdorf	2,921
Peter F. O'Malley	4,856
Pauline A. Schneider	405
A. Thomas Young	20,312

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 8, 2005, for each director, director nominee, the five executive officers named in the Summary Compensation Table on page [__] and all directors and executive officers as a group (i) the number of shares of Common Stock beneficially owned, (ii) the number of shares of Common Stock that could be purchased through the exercise of stock options then-currently exercisable or scheduled to become exercisable within 60 days thereafter, and (iii) total beneficial ownership. The Common Stock is the Company's only class of equity or voting securities. Each of the individuals listed, and all directors and executive officers as a group, beneficially owned less than 1% of the outstanding shares of Common Stock. The following table also sets forth, as of March 15, 2004, the number and percentage of shares of Common Stock reported as beneficially owned by all persons known by the Company to own beneficially 5% or more of the Common Stock.

Name of Beneficial Owner	Shares of Common Stock Owned(1)	Common Stock Acquirable Within 60 Days	Total Beneficial Ownership(2)
Edmund B. Cronin, Jr.	1,362	4,750	6,112
Jack B. Dunn, IV	10,495	0	10,495
Terence C. Golden (3)	52,132	3,750	55,882
George F. MacCormack	11,282	0	11,282
Richard B. McGlynn	5,756	0	5,756
Floretta D. McKenzie	5,841	4,750	10,591
Lawrence C. Nussdorf	5,000	1,750	6,750
Peter F. O'Malley (4)	10,000	4,750	14,750
Joseph M. Rigby	9,802	16,025	25,827
Frank K. Ross	1,757	0	1,757
Pauline A. Schneider	3,449	1,750	5,199
Thomas S. Shaw	77,160	68,333	145,493
William T. Torgerson	27,311	111,093	138,404
Andrew W. Williams	33,587	76,734	110,321
Dennis R. Wraase	60,460	153,843	214,303
A. Thomas Young	1,000	4,750	5,750
All Directors and Executive Officers as a Group (21 Individuals)	378,198	613,500	991,698

Name and Address of Beneficial Owner	Shares of Common Stock Owned(5)	Percent of Common Stock Outstanding
UBS AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	11,058,350	5.9%

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(1) Includes shares held under the Company's Dividend Reinvestment Plan and Employee Savings Plans. Also includes shares awarded under the Company's Long-Term Incentive Plan that vest over time if the executive officer has the right to vote the shares. Unless otherwise noted, each beneficial holder has sole voting power and sole investment power with respect to the shares.

(2) Consists of the sum of the two preceding columns.

(3) Includes 11,600 shares owned by Mr. Golden's spouse. Mr. Golden disclaims beneficial ownership of these shares.

(4) Includes 4,086 shares owned by Aberdeen Creek Corporation, of which Mr. O'Malley is the sole owner.

(5) This disclosure is based on information furnished in Schedule 13G/A, dated February 14, 2004, and filed with the Securities and Exchange Commission on February 17, 2005, jointly by UBS AG, UBS Americas Inc. and UBS Global Asset Management (Americas) Inc., in which UBS AG reports that it is the beneficial owner of 11,058,350 shares of Common Stock (consisting of 10,987,550 shares as to which it has shared dispositive power, 70,800 shares as to which it has sole dispositive power and 6,987,150 as to which it has sole voting power), which includes (i) 4,219,300 shares reported as beneficially owned by its wholly owned subsidiary UBS America Inc., and (ii) 4,041,800 shares reported as beneficially owned by UBS Global Management (Americas) Inc., a wholly owned subsidiary of UBS America Inc..

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and executive officers of a public company and any beneficial owners of more than 10% of any class of the Company's securities to file with the Securities and Exchange Commission reports of their initial holdings and transactions in the Company's equity securities. To the Company's knowledge, there are no 10% beneficial owners of Common Stock. The rules of the SEC require the Company to disclose any late filing of these reports and any known failure to file these reports. Based on its review of such reports filed for 2004, the Company has identified the following reports that were not filed on a timely basis: (i) on June 16, 2004, James P. Lavin, Joseph M. Rigby, Thomas S. Shaw and William H. Spence each filed a late Form 4 in which he reported an award of phantom stock units received on February 1, 2003 under the Management Stock Purchase Program ("MSPP") of the Conectiv Deferred Compensation Plan and (ii) on June 16, 2004, Mr. Rigby filed an amended Form 5 for the year ended December 31, 2002 to correct an error in the number of phantom stock units under the MSPP originally reported as beneficially owned on August 1, 2002.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for each of the last three fiscal years ended December 31, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company determined on the basis of aggregate salary and bonus for the year ended December 31, 2004 (collectively, the "Named Executive Officers"). The information presented in the table on and after August 1, 2002 reflects compensation paid by the Company or its subsidiaries, and for periods prior to August 1, 2002 reflects compensation paid by Pepco, in the cases of Messrs. Wraase, Torgerson and Williams, and by Conectiv or its subsidiaries, in the case of Messrs. Rigby and Shaw.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation				Long-Term Compensation		
	Year	Salary	Bonus	Other Annual Compensation(5)	Restricted Stock Awards(6)	Securities Underlying Options(7)	LTIP Payouts(8)	All Other Compensation(9)
Dennis R. Wraase	2004	$730,250	$ [ ]	$ 9,343	$ 0	0	$ [ ]	$ 39,028
Chairman, President	2003	558,333	0	8,124	299,997	0	0	29,488
and Chief Executive	2002	455,333	257,833	7,063	205,915	48,000	58,946	22,673
Officer								
William T. Torgerson	2004	$475,000	$ [ ]	$ 7,845	$ 0	0	$ [ ]	$ 28,965
Vice Chairman	2003	396,000	0	6,821	0	0	0	23,310
and General Counsel	2002	349,000	158,097	5,932	141,382	39,000	57,394	18,488
Thomas S. Shaw	2004	$474,000	$ [ ]	$ 0	$ 0	0	$ [ ]	$ 16,909
Executive Vice	2003	460,000	0	0	0	0	0	10,434
President	2002	442,000	226,083	0	1,760,916	68,333	0	1,043,422
Andrew W. Williams	2004	$330,000	$ [ ]	$ 0	$ 0	0	$ [ ]	$ 13,541
Senior Vice President	2003	320,000	0	0	0	0	0	14,858
and Chief Risk	2002	292,000	132,276	0	121,193	30,000	31,800	13,206
Officer								
Joseph M. Rigby	2004	$299,167	$ [ ]	$ 0	$ 0	0	$ [ ]	$ 6,726
Senior Vice President	2003	260,000	58,656	0	0	0	0	7,870
and Chief Financial	2002	250,800	107,342	0	111,884	32,051	0	4,716
Officer								

(5) *Other Annual Compensation.* Amounts in this column for each year represent above-market earnings earned by the executive on deferred compensation under the Pepco Deferred Compensation Plan assuming retirement at age 65. The amounts are reduced if the executive terminates employment prior to age 62 for any reason other than death, total or permanent disability or a change in control of Pepco. In the event of a change in control and termination of the

participant's employment, the participant will receive a lump sum payment equal to the net present value of the expected payments at age 65 discounted using the Pension Benefit Guaranty Corporation immediate payment interest rate plus one-half of one percent. Payments to the executives are funded by Pepco-owned life insurance policies held in trust. Pepco has purchased such policies on participating individuals under a program designed so that if assumptions as to mortality experience, policy return and other factors are realized, the compensation deferred and the death benefits payable to Pepco under such insurance policies will cover all premium payments and benefit payments projected under this program, plus a factor for the use of Pepco funds.

In addition to the compensation shown in the above Summary Compensation Table, each of the Named Executive Officers were entitled to one or more of the following personal benefits: financial planning services, tax preparation services, personal use of company-owned automobiles or an automobile allowance, club dues and personal use of Company entertainment venues. For each of the Named Executive Officers, the aggregate value of these perquisites in each of the three years, was less than the lesser of $50,000 or 10% of the individual's total annual salary and bonus, and accordingly, consistent with the rules of the Securities and Exchange Commission, the value of these perquisites has not been included in the Table.

(6) *Restricted Stock.* The amount in this column for 2003 for Mr. Wraase represents the dollar value on the grant date of restricted shares of Common Stock awarded under the Company's Long-Term Incentive Plan. The restricted shares granted to Mr. Wraase in 2003 vest on June 1, 2006 if he is continuously employed by the Company through that date. Amounts in this column for 2002 represent the dollar value on the grant date of restricted shares of Common Stock awarded to each of Messrs. Wraase, Torgerson, Shaw, Williams and Rigby under the Merger Success Integration Program implemented under the Company's Long-Term Incentive Plan. Twenty percent of the restricted shares granted in 2002 vested on August 1, 2003, and 30% vested on August 1, 2004. The remaining 50% vest on August 1, 2005 if the executive remains employed by the Company through that date. Dividends are paid on the restricted shares. The dollar value in each case has been calculated by multiplying the number of restricted shares by the market price of the Common Stock on the grant date.

The amount in 2002 for Mr. Shaw also includes the dollar value on the grant date of 65,000 restricted shares of Conectiv common stock granted to him under the Conectiv Long-Term Incentive Plan. The 65,000 shares were converted in connection with the merger into 83,333 shares of restricted Common Stock issued under the Company's Long-Term Incentive Plan. Of these shares, 23% of these shares vested on January 1, 2004 and an additional 23% vested on January 1, 2005. The balance will vest on January 1, 2006 if Mr. Shaw remains employed by the Company through that date. For Mr. Rigby, amounts in this column for 2002 represent the dollar value on the grant date of 1,500 restricted shares of Conectiv common stock granted to him under the Conectiv Long-Term Incentive Plan. The 1,500 shares were converted in connection with the merger into 1,923 shares of restricted Common Stock issued under the Company's Long-Term Incentive Plan. The converted shares vest on January 2, 2009, if Mr. Rigby remains employed by the Company through that date. Dividends are paid on the restricted shares.

The number and aggregate market value of all restricted shares of Common Stock held by the Named Executive Officers at December 31, 2004 were: Mr. Wraase, 20,039 shares with a market value of $428,233; Mr. Torgerson, 3,582 shares with a market value of $76,547; Mr. Shaw, 68,459 shares with a market value of $1,462,969; Mr. Williams, 3,071 shares with a market value of $65,627; and Mr. Rigby, 3,830 shares with a market value of $81,848.

(7) *Options.* Amounts in this column for each of the former Pepco executives represent the stock options granted under the Pepco Long-Term Incentive Plan. At the time of the merger, these options were exchanged on a one-for-one basis for Company stock options granted under the Company's Long-Term Incentive Plan. In 2002, prior to the merger, Messrs. Shaw and Rigby were awarded 53,300 and 25,000 Conectiv stock options, respectively. At the time of the merger, these options were exchanged on a 1 for 1.28205 basis for 68,333 and 32,051 Company stock options, respectively, granted under the Company's Long-Term Incentive Plan.

In addition to the options granted in 2002, at the date of the merger, Mr. Shaw held options to purchase 316,700 shares of Conectiv common stock. These options vested as of the date of the merger and were canceled in exchange for a cash payment in the amount of $1,200,218 which is the aggregate difference between the exercise price of each option and the exchange value per share of the Conectiv common stock in the merger.

(8) *Incentive Plan Payouts.* Amounts in this column for the executives represent the value of Common Stock awarded under Pepco Holdings, Inc.'s Performance Restricted Stock Program, a component of the Company's Long-Term Incentive Plan that vested during the year. The amounts shown for 2002 consist of 33 ^{1}/3% of Common Stock award from the one-year performance cycle ended December 31, 1999, 33 ^{1}/3% of the Common Stock award from the eight-month performance cycle ended December 31, 1999, and 100% of the Common Stock award from the three-year cycle ended December 31, 2002 that vested on January 1, 2003. The value of the vested Common Stock has been calculated by multiplying the number of vested shares by the market price of the Common Stock on the day preceding the vesting date.

(9) *All Other Compensation*.   Amounts in this column for 2004 consist of (i) Pepco's contributions to the Pepco Savings Plan for Exempt Employees of $10,000, $10,000, and $8,650 for Messrs. Wraase, Torgerson and Williams, respectively, and Conectiv's contribution to the Conectiv Savings and Investment Plan of $4,016 and $5,610 for Messrs. Rigby and Shaw, respectively (ii) Company contributions to the Executive Deferred Compensation Plan due to Internal Revenue Service limitations on maximum contributions to the Pepco Savings Plan for Exempt Employees and, in the case of Messrs. Shaw and Rigby, the Conectiv Savings and Investment Plan, of $18,221, $8,930, $4,985, $545 and $0 for Messrs. Wraase, Torgerson, Shaw, Williams and Rigby, respectively, and (iii) the term life insurance premiums paid by the Company for Messrs. Wraase, Torgerson, Shaw, Williams and Rigby of $10,807, $10,035, $7,908, $4,256 and $1,116, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at End of Fiscal Year		Value of Unexercised In-the-Money Options at End of Fiscal Year(10)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis R. Wraase	0	0	129,843	36,000	0	0
William T. Torgerson	0	0	93,843	27,000	0	0
Thomas S. Shaw	0	0	34,167	34,166	$79,951	$79,948
Andrew W. Williams	0	0	61,734	22,500	0	0
Joseph M. Rigby	16,026	$36,464	0	16,025	0	$37,498

(10) *Value of Unexercised In-the-Money Options at End of Fiscal Year*.   The value of unexercised in-the-money options at December 31, 2004 is calculated by multiplying the number of shares by the amount by which the fair market value of the Common Stock on the last trading day of 2004, as reported by the NYSE, exceeds the option exercise price. For Messrs. Wraase, Torgerson and Williams, the closing price of the Common Stock on the last trading day of 2004 was less than the option exercise prices, making the value of the unexercised in-the-money options zero.

LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR

Name	Performance or Other Period Until Maturation or Payout	Threshold Number of Shares	Target Number of Shares	Maximum Number of Shares
Dennis R. Wraase	2005-2007	0	45,500	91,000
William T. Torgerson	2005-2007	0	20,200	40,400
Thomas S. Shaw	2005-2007	0	20,100	40,200
Andrew W. Williams	2005-2007	0	10,000	20,000
Joseph M. Rigby	2005-2007	0	11,200	22,400

Under the Performance Restricted Stock Program established under the Company's Long-Term Incentive Plan participating executives are entitled to earn shares of Common Stock to the extent one or more pre-established performance criteria are met on a specified performance period. The preceding table sets forth the performance award opportunities granted under the Program in 2004 to each of the Named Executive Officers. The awards relate to performance over a three-year period beginning on January 1, 2005 and ending on December 31, 2007. Depending on the extent to which the performance objective established by the Compensation/Human Resources Committee is satisfied, the executive will earn some or all of the maximum award of shares of Common Stock. The performance objective for the 2005 to 2007 performance period is based on the Company's total shareholder return compared to other companies in a peer group comprised of 20 gas and electric distribution companies. A participant is eligible to earn a number of shares of Common Stock ranging from 0% to 200% of the target performance award to the extent that the performance objective is achieved. The performance objective was fixed at the time the awards are made; however, if during the course of the performance period, a significant event occurs, as determined in the sole discretion of the Compensation/Human Resources Committee, which the Committee expects to have a substantial effect on total shareholder performance during the period, the Committee may revise the targeted performance objective.

The shares of Common Stock earned by a participant will be fully vested on the date the performance award is earned.

PEPCO PENSION PLAN TABLE

Average Annual Salary in Final Three Years of Employment	Annual Retirement Benefits					
	Years in Plan					
	15	20	25	30	35	40
$250,000	$ 66,000	$ 88,000	$109,000	$131,000	$153,000	$175,000
$350,000	$ 92,000	$123,000	$153,000	$184,000	$214,000	$245,000
$450,000	$118,000	$158,000	$197,000	$236,000	$276,000	$315,000
$550,000	$144,000	$193,000	$241,000	$289,000	$337,000	$385,000
$650,000	$171,000	$228,000	$284,000	$341,000	$398,000	$455,000
$750,000	$197,000	$263,000	$328,000	$394,000	$459,000	$525,000
$850,000	$223,000	$298,000	$372,000	$446,000	$521,000	$595,000
$950,000	$249,000	$333,000	$416,000	$499,000	$582,000	$665,000
$1,050,000	$276,000	$368,000	$459,000	$551,000	$643,000	$735,000

The Pepco Holdings Retirement Plan consists of the Pepco General Retirement Plan and the Conectiv Retirement Plan.

The Pepco General Retirement Plan provides participating employees with at least five years of service with retirement benefits based on the participant's average salary (the term "salary" being equal to the amounts contained in the Salary column of the Summary Compensation Table) for the final three years of employment and the number of years of credited service under the Plan at the time of retirement. Normal retirement under this Plan is age 65. Plan benefits are subject to an offset for any Social Security benefits. Benefits under the Plan may be reduced under provisions of the Internal Revenue Code and by salary deferrals under Pepco's deferred compensation plans (other than the participant's pre-tax contributions made under the Savings Plan). If an executive's retirement benefits under the Plan are reduced by either or both of these limitations, Pepco will pay a supplemental retirement benefit to the eligible executive that is designed to maintain total retirement benefits at the formula level of the Plan. In addition, for executives who retire at age 59 or older, their retirement benefit will be calculated by adding the average of the highest three annual incentive awards in the last five consecutive years to their average salary over the final three years of their employment. The annual incentive amounts are equal to the amounts shown in the Bonus column of the Summary Compensation Table. The current age, years of credited service and compensation (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) for the officers named in the Summary Compensation Table who are participants in the Plan are as follows: Mr. Wraase, age 61, 36 years of credited service and $769,879; Mr. Torgerson, age 60, 35 years of credited service and $542,093; and Mr. Williams, age 55, 30 years of credited service and $416,872. Annual benefits at age 65 (including the effect of the Social Security offset) are illustrated in the table above.

Messrs. Shaw and Rigby participate in the Conectiv Retirement Plan and the Conectiv Supplemental Executive Retirement Plan. The Conectiv Retirement Plan is a cash balance pension plan, but also includes certain "grandfathered" rights under the Delmarva Retirement Plan, in which Mr. Shaw participated, and under the Atlantic Electric Retirement Plan, in which Mr. Rigby participated, that apply to employees who had attained either 20 years of service or age 50 on or before January 1, 1999. The Conectiv Supplemental Executive Retirement Plan provides supplemental retirement benefits to which the participating executives would be entitled in the absence of federal tax law limitations on the benefits payable under the Conectiv Retirement Plan.

Under the Conectiv Retirement Plan, a record-keeping account in a participant's name is credited with an amount equal to a percentage of the participant's total pay, including base pay, overtime and bonuses, depending on the participant's age at the end of the plan year. For Messrs. Shaw and Rigby, the percentage currently is 10% and 9%, respectively. These accounts also receive interest credits equal to prevailing U.S. Treasury Bill rates during the year. In addition, some of the annuity benefits earned by participants under the former Delmarva Retirement Plan and Atlantic Electric Retirement Plan are fully protected as of December 31, 1998, and were converted to an equivalent cash amount and included in each participant's initial cash balance account. Benefits generally become vested after five years of service. When a participant terminates employment, the amount credited to his or her account is converted into an annuity or paid in a lump sum. There is no Social Security offset under the Conectiv Retirement Plan. The estimated retirement benefits, including supplemental retirement benefits, payable to Messrs. Shaw and Rigby under the Conectiv Retirement Plan, calculated based on the cash balance formula and including the Delmarva Retirement Plan or Atlantic Electric Retirement Plan credit, if the executive were to retire at normal retirement age of 65, expressed in the form of a lump sum payment, would be $7,096,000 for Mr. Shaw and $3,156,000 for Mr. Rigby.

Under the Conectiv Retirement Plan's grandfathering provisions, employees who participated in the Delmarva Retirement Plan or the Atlantic Electric Retirement Plan and who met age and service requirements as of January 1, 1999, are assured a minimum retirement benefit calculated for all years of service up to the earlier of December 31, 2008 or retirement according to their original benefit formula under the applicable plan. There is no Social Security offset under either the Delmarva Retirement Plan or the Atlantic Electric Retirement Plan. This benefit will be compared to the cash balance account and the employee will receive whichever is greater. The benefit is payable in the form of various annuity options or a lump sum. On December 31, 2008, the participant's grandfathered benefit under the Delmarva Retirement Plan or Atlantic Electric Retirement Plan will be frozen, and all future benefit accruals will be under the cash balance formula of the Conectiv Retirement Plan.

Mr. Shaw was a participant in the Delmarva Retirement Plan. His annual benefits under the Plan at age 65, as supplemented by the Conectiv Supplemental Executive Retirement Plan, are illustrated in the table below. Mr. Shaw's current years of credited service and earnings (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) are as follows: age 57, 33 years of credited service and $910,160. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

DELMARVA PENSION PLAN TABLE

	Annual Retirement Benefits					
	Years in Plan					
Average Annual Earnings for the 5 Consecutive Years of Earnings that result in the Highest Average	**15**	**20**	**25**	**30**	**35**	**40**
$300,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000	$ 168,000	$ 192,000
$400,000	$ 96,000	$ 128,000	$ 160,000	$ 192,000	$ 224,000	$ 256,000
$500,000	$ 120,000	$ 160,000	$ 200,000	$ 240,000	$ 280,000	$ 320,000
$600,000	$ 144,000	$ 192,000	$ 240,000	$ 288,000	$ 336,000	$ 384,000
$700,000	$ 168,000	$ 224,000	$ 280,000	$ 336,000	$ 392,000	$ 448,000
$800,000	$ 192,000	$ 256,000	$ 320,000	$ 384,000	$ 448,000	$ 512,000
$900,000	$ 216,000	$ 288,000	$ 360,000	$ 432,000	$ 504,000	$ 576,000
$1,000,000	$ 240,000	$ 320,000	$ 400,000	$ 480,000	$ 560,000	$ 640,000
$1,100,000	$ 264,000	$ 352,000	$ 440,000	$ 528,000	$ 616,000	$ 704,000

Mr. Rigby was a participant in the Atlantic Electric Retirement Plan. His annual benefits under the Plan at age 65, as supplemented by the Conectiv Supplemental Executive Retirement Plan, are illustrated in the table below. Mr. Rigby's current years of credited service and earnings (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) are as follows: age 48, 26 years of credited service and $400,592. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

ATLANTIC ELECTRIC PENSION PLAN TABLE

	Annual Retirement Benefits					
	Years in Plan					
Average Salary and Bonus of the Highest Five Consecutive Years of the Ten Years Preceding Retirement	**15**	**20**	**25**	**30**	**35**	**40**
$200,000	$ 48,000	$ 64,000	$ 80,000	$ 96,000	$ 112,000	$ 128,000
$300,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000	$ 168,000	$ 192,000
$400,000	$ 96,000	$ 128,000	$ 160,000	$ 192,000	$ 224,000	$ 256,000
$500,000	$ 120,000	$ 160,000	$ 200,000	$ 240,000	$ 280,000	$ 320,000
$600,000	$ 144,000	$ 192,000	$ 240,000	$ 288,000	$ 336,000	$ 384,000

EMPLOYMENT AGREEMENTS

Messrs. Wraase, Shaw, Torgerson, Williams and Rigby each have employment agreements with the Company. Mr. Wraase's and Mr. Torgerson's agreements each provide for employment through August 1, 2007, and automatically extend until April 1, 2009 for Mr. Wraase and June 1, 2009 for Mr. Torgerson, unless either the Company or the executive gives notice that it shall not be extended. Mr. Shaw's agreement provides for his employment through August 1, 2007. Messrs. Rigby's and Williams' agreements provide for their respective employment through August 1, 2005, and automatically extend for successive periods of three years thereafter, unless either the Company or the executive gives notice that it shall not be so extended. Each of the employment agreements provides that the executive (i) will receive an annual salary in an amount not less than his base salary in effect as of August 1, 2002, and incentive compensation as determined by the Board of Directors and (ii) will be entitled to participate in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs, on the same basis as other senior executives of the Company.

Under each of the employment agreements, the executive is entitled to certain benefits if his employment is terminated prior to the expiration of the initial term of the agreement (or, if extended, the expiration of the extension period) either (i) by the Company other than for cause, death or disability or (ii) by the executive if his base salary is reduced, he is not in good faith considered for incentive awards, the Company fails to provide him with retirement benefits and other benefits provided to similarly situated executives, he is required to relocate by more than 50 miles from Washington, D.C. (or, in the case of Mr. Shaw, he is required to relocate by more than 50 miles from Wilmington, Delaware, except that he may be required to locate to the Washington, D.C. area), or he is demoted from a senior management position. These benefits include: (i) a lump sum payment in cash equal to three times (a) the sum of the executive's highest annual base salary rate in effect during the three-year period preceding termination and (b) the higher of (1) the annual target bonus for the year in which the termination of employment occurs or (2) the highest annual bonus received by the executive in any of the three preceding calendar years and (ii) the executive's annual bonus for the year preceding termination of employment, if not yet paid, and a pro rata portion of the executive's annual bonus for the year in which the executive's employment terminates. In addition, any outstanding shares of restricted stock will become immediately vested, and the executive will be entitled to receive unpaid salary through the date of termination and certain supplemental retirement benefits under existing plans of the Company. Each of the agreements also provides that the executive is entitled to receive a gross-up payment equal to the amount of any federal excise taxes imposed upon compensation payable upon termination of employment and the additional taxes that result from such payment. In addition, under his employment agreement, Mr. Shaw on each of August 1, 2003 and 2004 was, and on August 1, 2005, Mr. Shaw will be, credited with one additional year of service and be deemed one year older than his actual age for purposes of determining his benefits under the Conectiv Supplemental Executive Retirement Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pauline Schneider, a director of the Company, is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to subsidiaries of the Company in 2004 and is expected to render services to the Company's subsidiaries in 2005.

COMPENSATION/HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation/Human Resources Committee of the Board of Directors is composed entirely of independent directors. The Compensation/Human Resources Committee, together with the other independent members of the Board of Directors, sets the CEO's compensation level after taking into account the annual evaluation of the CEO's performance conducted by the Corporate Governance/Nominating Committee and such other factors as the Compensation/Human Resources Committee deems appropriate. The Compensation/Human Resources Committee's responsibilities include review of the performance of elected officers and other executives in the context of the administration of the Company's executive compensation programs. The Compensation/Human Resources Committee approves the salaries for the executive officers (other than the CEO) and the heads of the major subsidiaries. The Compensation/Human Resources Committee also approves the salaries of the Vice Presidents of the Company, establishes performance guidelines under the Executive Incentive Compensation Plan, sets awards for the executive officers and the heads of the major subsidiaries pursuant to the Executive Incentive Compensation Plan, approves payments to the Company Vice Presidents made pursuant to the Executive Incentive Compensation Plan and establishes the structure of compensation and amounts of awards under the shareholder-approved Long-Term Incentive Plan. The Compensation/Human Resources Committee also reviews other elements of compensation and benefits and makes recommendations to the Board as appropriate. In order to carry out these responsibilities the Committee employs its own compensation consultant and receives input from the Chief Executive Officer and management, as it deems appropriate.

Officer Compensation Philosophy

The Company's compensation programs are designed to provide a strong and direct link between compensation and executive performance and short- and long-term Company performance. The objective of the Company's executive compensation policy is to attract and retain key executives with a program that compensates executive officers competitively with other companies in the industry and rewards executives for achieving levels of operational excellence and financial results which increase shareholder value. To be competitive, the Company's compensation policy is to provide a total compensation opportunity comparable to the median compensation levels of utility companies of a similar size.

The compensation program for executives consists of base salary, annual incentive and long-term incentive components. The combination of these three elements is intended to balance short- and long-term business performance goals and align officer financial rewards with Company operating results and shareholder return. Total compensation for any specific year may be above the median in the event performance exceeds goals, or below the median if performance falls short of goals.

Annual incentive awards are earned based on the Company's financial and operational plans and results, including annual earnings. Long-term incentive awards are in the form of restricted shares of Common Stock ("Restricted Stock") that are earned generally at the end of three-year performance periods to the extent pre-established goals relating to total shareholder returns are met. The Committee discontinued stock option awards as a form of long-term incentive compensation. The executive compensation program is structured so that between 38 and 65 percent of the total compensation opportunity, depending on the seniority and responsibility level of the executive, is in the form of performance incentive compensation.

In order to further align the interests of executives with those of the shareholders, the Company adopted stock ownership management requirements for executives. Ownership requirements are expressed as a multiple of salary. Executives are given five years to attain the ownership guidelines. The following table is the multiple of salary required for executives.

Chief Executive Officer	5 times salary
Executive Vice President, Vice Chairman	3 times salary
Senior Vice President	2 times salary
Vice President	1 times salary

Under Section 162(m) of the Internal Revenue Code, a public company is prohibited from deducting for federal income tax purposes compensation in excess of $1 million paid to any of the company's five highest paid executive officers, except if the compensation in excess of $1 million qualifies as "performance-based compensation." The Company's Long-Term Incentive Plan has been designed to allow the Compensation/Human Resources Committee to grant options and performance-based Restricted Stock that will qualify as performance-based compensation. However, the Compensation/Human Resources Committee and the Board of Directors retain the discretion under the Long-Term Incentive Plan to design compensation arrangements that do not qualify as "performance-based compensation" within the meaning of Section 162(m) if either determines that such compensation arrangements are in the best interests of the Company. Cash awards under the Company's Executive Compensation Plan do not qualify as "performance-based compensation" within the meaning of Section 162(m).

Executive Salaries

The Compensation/Human Resources Committee determines base salary for executives based on the pay practices of utility companies of comparable size, coupled with performance, with salaries targeted to correspond to approximately the median of the competitive range. Salaries are fixed on an annual basis after considering the performance of the executive and the competitive range for the position. On June 1, 2004, the Committee increased Mr. Wraase's annual salary from $690,000 to $769,000 per year reflecting his election as Chairman of the Board. The amount of salary increase was determined considering the competitive compensation of utilities of comparable size and the additional responsibilities of his new position. For 2005, the Committee established Mr. Wraase's salary at $825,000. The Committee, in determining the salary level, considered the CEO's performance evaluation conducted by the Corporate Governance/Nominating Committee and Mr. Wraase's salary in relation to compensation levels of utility companies of a similar size. In considering the CEO's performance, the Committee makes a qualitative assessment. In making its evaluation, it considered the success of the Company in its debt reduction plan, the successful Common Stock offering, the progress in succession planning and management development, the progress in furthering diversity, the Company's safety record, the progress in emergency response, the integration of the Company's business units since the 2002 merger with Conectiv, the Company's performance as a leader in corporate governance including its Sarbanes-Oxley compliance activity and the further implementation of its strategic plan, and the overall progress in improving shareholder return.

Executive Incentive Compensation Plan

For 2004, performance goals established for annual cash bonus awards to Company executives, including the President and Chief Executive Officer, under the Executive Incentive Compensation Plan were based on: (1) earnings relative to the corporate plan, (2) cost containment and (3) electric system reliability. [TO COME]

For 2005, the Compensation/Human Resources Committee established (1) earnings relative to the corporate plan, (2) cash available for debt reduction, (3) electric system reliability, (4) diversity and (5) safety as the performance goals for executives of the Company, including the Chief Executive Officer, in order to earn cash bonus awards under the Executive Incentive Compensation Plan. For 2005 a target bonus level of 60% was set for the CEO consistent with the median compensation level of utility companies of comparable size. Awards for other participants may be solely based on corporate performance, or a combination of corporate performance, business unit performance and individual performance.

Long-Term Incentive Plan

Under the Company's Long-Term Incentive Plan, the Compensation/Human Resources Committee has instituted a series of Performance Restricted Stock Programs under which executives of the Company have the opportunity to earn Restricted Stock awards based on the extent to which pre-established performance criteria are achieved over generally a three-year performance period. In 2004, the Compensation/Human Resources Committee adopted a performance program with a three-year performance period that ends in 2007, as more fully described above in the text following the "Long-Term Incentive Plan -- Awards in Last Fiscal Year" table. The potential awards that can be earned by the CEO were established using competitive compensation levels for CEOs consistent with the goal of maintaining compensation at the median level of utility companies of similar size.

In 2001, the Pepco Board of Directors adopted a Performance Restricted Stock Program under Pepco's Long-Term Incentive Plan under which awards of Restricted Stock would be made based on the Company's total shareholder return as compared to a peer index (comprised of 20 electric and gas distribution companies) over a performance period beginning in 2002 and ending in 2004. For the three-year performance period, total shareholder return was in the 35th percentile for the 20 companies comprising the Index and as a result no shares of Restricted Stock were earned.

In connection with the merger of Pepco and Conectiv, the Compensation/Human Resources Committee implemented, effective August 1, 2002, a retention and performance plan entitled Merger Integration Success Program, adopted under the Company's Long-Term Incentive Plan. The Merger Integration Success Program has two components: (1) Restricted Stock grants vesting over three years (20% in 2003, 30% in 2004, and 50% in 2005), provided the executive remains an employee of the Company, and (2) Performance Restricted Stock, which was to vest in two equal installments depending on the extent to which operating efficiencies and expense reduction goals are attained through December 31, 2003 and December 31, 2004, respectively. Although these goals were met in 2003, the Committee determined that the shares would not vest until 2005, and then only if the cost reduction goals were maintained and the Company's financial performance is satisfactory. [TO COME]

COMPENSATION/HUMAN RESOURCES COMMITTEE
A. Thomas Young, Chairman
George F. MacCormack
Richard B. McGlynn
Floretta D. McKenzie
Peter F. O'Malley
Frank K. Ross

FIVE-YEAR PERFORMANCE GRAPH 2000-2004

The following chart compares the Company's five year cumulative total return to shareholders consisting of the change in stock price and reinvestment of dividends with the five-year cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones Utilities Index. Prior to August 1, 2002, the total return is for the common stock of Potomac Electric Power Company. After August 1, 2002, the total return is for the Common Stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PEPCO HOLDINGS, INC., THE S&P 500 INDES,
AND THE DOW JONES UTILITIE SINDEX

	Cumulative Total Return					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Pepco Holdings, Inc.	$100.00	$115.19	$110.81	$99.83	$106.21	$121.82
S&P 500 Index	$100.00	$90.89	$80.14	$62.47	$80.35	$89.07
Dow Jones Utilities	$100.00	$150.96	$111.51	$85.50	$110.36	$143.54

AUDIT COMMITTEE REPORT

Among its duties, the Audit Committee is responsible for recommending to the Board of Directors that the Company's financial statements be included in the Company's Annual Report on Form 10-K. The Committee took a number of steps as a basis for making this recommendation for 2004. First, the Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent auditor for 2004, those matters that PricewaterhouseCoopers is required to communicate to and discuss with the Audit Committee under Statement on Auditing Standards No. 61 (Communication with Audit Committees), which included information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed with PricewaterhouseCoopers the firm's independence and received from PricewaterhouseCoopers a letter concerning independence as required by Independent Standards Board No. 1 (Independence Discussions with Audit Committees). This discussion and disclosure informed the Audit Committee of PricewaterhouseCoopers' relationships with the Company and was designed to assist the Audit Committee in considering PricewaterhouseCoopers' independence. Finally, the Audit Committee reviewed and discussed, with the Company's management and with PricewaterhouseCoopers, the Company's audited consolidated balance sheets at December 31, 2004 and 2003, and the Company's (or its predecessor's) consolidated statements of earnings, comprehensive earnings, shareholders' equity and cash flows for the three years ended December 31, 2004, including the notes thereto. Management is responsible for the consolidated financial statements and reporting process, including the system of internal controls and disclosure controls. The independent auditor is responsible for expressing an opinion on the conformity of these consolidated financial statements with accounting principles generally accepted in the United States. Based on the discussions with PricewaterhouseCoopers concerning the audit, the independence discussions, and the financial statement review and discussions, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that these consolidated financial statements be included in the Company's 2004 Annual Report on Form 10-K.

The Audit Committee, in accordance with its charter, conducts an annual evaluation of the performance of its duties. Based on this evaluation, the Committee concluded that it performed effectively in 2004.

> AUDIT COMMITTEE
> Lawrence C. Nussdorf, Chairman
> Terence C. Golden
> Richard B. McGlynn
> Frank K. Ross

2. AMENDMENT TO RESTATED CERTIFICATED OF INCORPORATION TO DECLASSIFY THE COMPANY'S STAGGERED BOARD

The Board of Directors has approved and is submitting to a vote of the shareholders an amendment to the Company's Restated Certificate of Incorporation to reinstate the annual election of all members of the Company's Board of Directors.

The Company has had a staggered Board in place since it became a public company at the time of the closing of the merger of Pepco and Conectiv in 2002. Prior to the merger, Pepco had a staggered board since 1988 and Conectiv had a staggered board from the time it became a public company in 1998. Under the Company's staggered board arrangement, the Board of Directors is divided into three classes, with the directors of one of the classes elected annually for three-year terms.

Evelyn Y. Davis, a shareholder of the Company, submitted to the Company a shareholder proposal intended to be included in this proxy statement for the 2005 Annual Meeting recommending that the Board of Directors take the necessary steps to reinstate the election of all directors annually. Mrs. Davis submitted the same proposal for inclusion in the proxy statement of the Company, or its predecessor Pepco, in prior years. At the 2004 Annual Meeting, Mrs. Davis' proposal received the affirmative vote of the holders of 49.81% of the shares present and entitled to vote on the proposal. In view of the decision of the Board of Directors to submit the proposed amendment of the Restated Certificate of Incorporation to a vote of the shareholders at the 2005 Annual Meeting, Mrs. Davis has agreed to withdraw her proposal.

The Corporate Governance/Nominating Committee conducted a review of the relative merits of annually elected and staggered boards. The Committee concluded that the Company's staggered election of directors has contributed to continuity and stability in the composition of, and in the policies formulated by, the Company's Board of Directors. Notwithstanding these important benefits, the Committee also recognized that there appears to be a growing sentiment among shareholders generally, including the Company's shareholders, in favor of annual elections and concluded that the Board would be equally effective in protecting shareholder interests if directors are elected annually. Accordingly, the Committee recommended to the Board the staggered election of directors be eliminated. After reviewing and assessing the recommendation of the Committee, the Board has adopted the following resolution, declaring it advisable that section C of Article V of the Company's Restated Certificate of Incorporation be amended to eliminate classification of the Board of Directors (the "Declassification Amendment").

WHEREAS, the Board of Directors believes that it is advisable and in the best interests of the Company to declassify the Board;

NOW, THEREFORE, BE IT RESOLVED, that the Restated Certificate of Incorporation of the Company be amended by:

Deleting therefrom the current section C of Article V in its entirety and substituting therefore the following new section C of Article V:

> "C. Election and Term. Except as otherwise provided by law, each Director shall be elected at the annual meeting of shareholders to serve a one-year term and until his or her successor is elected and qualified; provided, however, that any Director who prior to the annual meeting of shareholders in 2006 was elected to a term that continues beyond the date of the annual meeting of shareholders in 2006, shall continue in office for the remainder of his or her elected term or until his or her earlier death, resignation or removal."

If the Declassification Amendment is approved each nominee for election as a director, including directors standing for reelection, will be elected for a one-year term beginning in 2006. The Declassification Amendment will not shorten the term of any director elected at or prior to the 2005 Annual Meeting. Accordingly, in 2006 only the nominees to succeed the directors whose terms expire in 2006 would be elected for one-year terms. In 2007, the nominees to succeed the directors whose terms expire in 2007 and to succeed the directors elected in 2006 would be elected to for one-year terms. Beginning in 2008 all of the members of the Board of Directors would be elected for one-year terms. Under paragraph D of Article V of the Restated Certificate of Incorporation, any vacancy on the Board of Directors resulting other than because of an increase in the authorized number of directors elected by shareholders may be filled by a majority of the directors then in office. In accordance with this provision, if during the transition period a vacancy occurs with respect to a director whose term of office continues beyond the next annual meeting, the term of any director elected to fill such a vacancy shall expire at the next shareholders' meeting at which directors are elected, and the remainder of such term, if any, shall be filled by a director elected at that meeting.

In accordance with paragraph G of Article V of the Restated Certificate of Incorporation, adoption of the Declassification Amendment requires the affirmative vote of the holders of two-thirds the outstanding shares of Common Stock.

What vote is required to adopt this shareholder proposal?

Adoption of this proposal requires the affirmative vote of the holders of two-thirds of the shares of Common Stock outstanding on the date of the Annual Meeting.

How are the votes counted?

Because the vote required for the adoption of this proposal is a percentage of the shares of Common Stock outstanding, abstentions and any shares present at the meeting and entitled to vote, but as to which a broker that holds shares in street name expressly withholds its vote due to that absent discretionary voting authority under the rules of the NYSE ("broker non-votes"), will effectively constitute votes against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ADOPTION OF THIS PROPOSAL, WHICH IS SET FORTH AS ITEM 2 ON THE PROXY CARD.

3.   RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of the Company appointed PricewaterhouseCoopers LLP as independent registered public accounting firm for the Company for the year 2004. The Audit Committee has reappointed the firm for 2005. A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting and will be given the opportunity to make a statement and to respond to appropriate questions.

Although the Company is not required to seek shareholder ratification of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit Committee will take this fact into consideration when selecting the Company's auditors for 2006. Even if the selection is ratified, the Audit Committee may in its discretion direct the appointment of a different independent registered public accounting firm at any time during the year if the Committee determines that a change would be in the best interests of the Company and its shareholders. Ratification of the independent registered public accounting firm requires the affirmative vote of a majority of the shares of the Common Stock present and entitled to vote at a meeting of shareholders at which a quorum is present.

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the Company's and subsidiaries' annual financial statements for the 2004 and 2003 fiscal years and the reviews of the financial statements included in the Company's and subsidiary reporting companies' 2004 and 2003 Forms 10-Q were $6,258,092 and $1,664,350, respectively. The 2004 amount includes fees of $3,971,000 related to attest services in connection with the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for audit-related services rendered for the 2004 and 2003 fiscal years were $586,088 and $289,100, respectively. These services consist of employee benefit plan audits, accounting consultations, internal control reviews, computer systems post-implementation reviews, and attest services for financial reporting not required by statute or regulation.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for tax services rendered for the 2004 and 2003 fiscal years were $261,680 and $55,754, respectively. These services consist of tax compliance, tax advice and tax planning, including advice relating to tax accounting in connection with the 2000, 2001 and 2002 Conectiv tax returns and the 2002 Conectiv Services, Inc. tax return.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for all other services other than those covered under "Audit Fees," "Audit-Related Fees" and "Tax Fees" for the 2004 and 2003 fiscal years were $55,600 and $38,421, respectively. Of the amount for 2004, $33,300 was for the executive tax services program, $19,300 was for depositions provided in litigation related to the Chalk Point oil spill, $1,500 was for a research service subscription renewal for PHI Service Company, and $1,500 was for a research service subscription renewal for Pepco Energy Services, Inc. Of the amount for 2003, $35,621 was for the executive tax services program, $1,400 was for a research service subscription renewal for PHI Service Company and $1,400 was for a research service subscription renewal for Pepco Energy Services, Inc.

All of the services described in "Audit Fees," "Audit-Related Fees," "Tax Fees" and "All Other Fees" were approved in advance by the Audit Committee, in accordance with the Audit Committee Policy on the Approval of Services by the Independent Auditor which is attached to this Proxy Statement as Annex B.

What vote is required to ratify the selection of the independent registered public accounting firm?

Ratification of the appointment of the independent registered public accounting firm requires the affirmative vote of the holders of a majority of the Common Stock present and entitled to vote at a meeting of shareholders at which a quorum is present

How are the votes counted?

Shares, if any, which are the subject of an abstention with regard to the vote on this proposal, will be considered present and entitled to vote, and accordingly will have the same effect as a vote against the proposal. Any shares that are the subject of a "broker non-vote" will not be considered present and entitled to vote and, therefore, will not be included in the denominator when determining whether the requisite percentage of shares has been voted in favor of this matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, WHICH IS SET FORTH AS ITEM 3 ON THE PROXY CARD.

4. SHAREHOLDER PROPOSAL

The Massachusetts State Carpenters Pension Fund, 350 Fordham Road, Wilmington, MA 01887, which is the record holder of 3,500 shares of the Company's Common Stock, has notified the Company of its intention to present the following proposal for a shareholder vote at the meeting:

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Pepco Holdings, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all of the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the Board. The proposed majority vote standard would require that a director receive a majority of the vote case in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

**END OF SUPPORTING STATEMENT**

The Board of Directors believes that this proposal is not in the best interests of the Company and its shareholders. The Company's bylaws specify that "[e]xcept as otherwise required by applicable law or the certificate of incorporation, (i) Directors shall be elected by a plurality of the votes cast at a meeting of stockholders." Neither the Company's restated certificate of incorporation nor Delaware law specifies a different vote for election of directors. Thus, the nominees for director receiving the highest number of "for" votes at the annual meeting are elected as directors to fill the open positions on the Board. It should be noted that United States congressional elections and presidential elections at the state level to determine which candidate receives a state's electoral votes are also determined by a plurality vote.

The theoretical concern that the proposal is designed to address is that in an uncontested voting scenario, a plurality vote does not attribute any significance to a vote against a nominated director.

However, the Board believes the plurality standard is fair and impartial as it applies equally to any candidate who is nominated either by the Board of Directors or a shareholder for election to the Board of Directors and serves the best interests of the shareholders. Thus, if the majority vote standard were implemented, a shareholder nominee might fail to win election to the Board even if that nominee received more votes than an incumbent director nominee, simply because the shareholder nominee did not receive a majority of the votes cast.

In addition, the proposal, if implemented, presents the possibility that no incumbent director nominee will be elected if none receives a majority vote. The Company's restated certificate of incorporation provides that directors shall hold office until their successors have been elected and qualified. An incumbent director who did not receive a majority of the votes cast would, therefore, remain a director until his or her successor was elected and qualified, absent resignation or removal from the Board. In the case of resignation or removal, the Board has the right to fill a vacancy on the Board. In either event, the shareholders' ability to vote for directors is stymied. The shareholder proposal leaves it to the Board to suggest what would happen in either of these situations.

Furthermore, the evidence shows that the proponent's concern about a director being elected without the affirmative vote of at least a majority of the shareholders is entirely theoretical. Each director nominee over the past two years at PHI and eight years before that at Pepco has received the affirmative vote of more than 95% of the shares entitled to vote.

Finally, the proposal, if implemented, may have the unintended consequence of unnecessarily increasing the cost of soliciting shareholder votes in the future. In order to obtain the required vote, the Company may need to employ a proactive telephone solicitation, a second proxy mailing, or other vote-obtaining strategy which would increase spending for routine annual meetings.

What vote is required to adopt the shareholder proposal?

Adoption of the shareholder proposal requires the affirmative vote of the holders of a majority of the shares of the Common Stock present and entitled to vote at a meeting of shareholders at which a quorum is present.

How are the votes counted?

Shares, if any, which are the subject of an abstention with regard to the vote on this proposal, will be considered present and entitled to vote, and accordingly will have the same effect as a vote against the proposal. Any shares that are the subject of a "broker non-vote" will not be considered present and entitled to vote and, therefore, will not be included in the denominator when determining whether the requisite percentage of shares has been voted in favor of the matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE ADOPTION OF THIS PROPOSAL, WHICH IS SET FORTH AS ITEM 4 ON THE PROXY CARD.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

What is the deadline for submission of shareholder proposals for inclusion in the Company's Proxy Statement for the 2006 Annual Meeting

In order to be considered for inclusion in the Proxy Statement for the 2006 Annual Meeting, shareholder proposals must be received by the Company on or before November 30, 2005.

May a shareholder introduce a resolution for a vote at a future annual meeting?

Under the Company's Bylaws, a shareholder may introduce a resolution for consideration at a future Annual Meeting if the shareholder complies with the advance notice provisions set forth in the Bylaws. These provisions require that for a shareholder properly to bring business before an Annual Meeting, the shareholder must give written notice to the Company's Secretary at 701 Ninth Street, N.W., Washington, D.C. 20068, not less than 100 days nor more than 120 days prior to the date of the meeting (or if the date of the meeting is more than 30 days before or after the anniversary date of the Annual Meeting in the prior year, then the written notice must be received no later than the close of business on the tenth day following the earlier of the date on which notice or public announcement of the date of the meeting was given or made by the Company). The shareholder's notice must set forth a description of the business desired to be brought before the meeting and the reasons for conducting the business at the annual meeting, the name and record address of the shareholder, the class and number of shares owned beneficially and of record by the shareholder, and any material interest of the shareholder in the proposed business. The Company will publicly announce the date of its 2006 Annual Meeting at a later date.

May a shareholder nominate or recommend an individual for election as a director of the Company?

Under the Company's Bylaws, a shareholder may nominate an individual for election as a director at a future Annual Meeting by giving written notice of the shareholder's intention to the Company's Secretary at 701 Ninth Street, N.W., Washington, D.C. 20068, not less than 100 days nor more than 120 days prior to the date of the meeting (or if the date of the meeting is more than 30 days before or after the anniversary date of the Annual Meeting in the prior year, then the written notice must be received no later than the close of business on the tenth day following the earlier of the date on which notice or public announcement of the date of the meeting was given or made by the Company). The notice provided to the Secretary must set forth the name and record address of the nominating shareholder and the class and number of shares of capital stock of the Company beneficially owned by such shareholder; and, for each nominee, the nominee's name, age, business address, residence address, principal occupation or employment, the class and number of shares of the Company's capital stock beneficially owned by the nominee, and any other information concerning the nominee that would be required to be included in a proxy statement. The Company will publicly announce the date of its 2006 Annual Meeting at a later date.

A shareholder also may recommend for the consideration of the Corporate Governance/Nominating Committee one or more candidates to serve as a nominee of the Company for election as a director. Any such recommendations for the 2006 Annual Meeting must be submitted in writing to the Secretary of the Company on or before November 30, 2005, accompanied by the information described in the preceding paragraph.

What principles has the Board adopted with respect to Board membership? What are the specific qualities or skills that the Corporate Governance/Nominating Committee has determined are necessary for one or more of the directors to possess?

The Board has approved the following principles with respect to Board membership. The Board should include an appropriate blend of independent and management directors, which should result in independent directors being predominant, and in the views of the Company's management being effectively represented. Accordingly, the number of independent directors should never be less than seven and the management directors should always include the Chief Executive Officer, there should never be more than three management directors, and any management directors other than the Chief Executive Office should be selected from the Company's Executive Leadership Team.

For independent directors, the Corporate Governance/Nominating Committee seeks the appropriate balance of experience, skills and personal characteristics required of a director. In order to be considered for nomination to the Board, a director candidate should possess most or all of the following attributes: independence, as defined by the New York Stock

Exchange listing standards as currently in effect; integrity; judgment; credibility; collegiality; professional achievement; constructiveness; and public awareness. The independent directors should possess, in aggregate, skill sets that include but are not limited to: financial acumen equivalent to the level of a Chief Financial Officer or senior executive of a capital market, investment or financial services firm; operational or strategic acumen germane to the energy industry, or other industry with similar characteristics (construction, manufacturing, etc.); public and/or government affairs acumen germane to complex enterprises, especially in regulated industries; customer service acumen germane to a service organization with a large customer base; legal acumen in the field(s) of regulatory or commercial law at the partner or chief legal officer level; salient community ties in areas of operation of Pepco Holdings' enterprises; and corporate governance acumen, gained through service as a senior officer or director of a large publicly held corporation or through comparable academic or other experience. Independent directors are also selected to ensure diversity, in the aggregate, which diversity should include expertise or experience germane to the Company's total business needs, in addition to other generally understood aspects of diversity.

What is the process for identifying and evaluating nominees for director (including nominees recommended by security holders)?

The Corporate Governance/Nominating Committee has developed the following identification and evaluation process which is contained in the Company's Corporate Governance Guidelines and can be found on the Company's Web site (www.pepcoholdings.com) under the link: Corporate Governance:

a. <u>List of Potential Candidates</u>. The Corporate Governance/Nominating Committee develops and maintains a list of potential candidates for Board membership. Potential candidates are recommended by Committee members and other Board members. Shareholders may put forward potential candidates for the Committee's consideration by following submission requirements published in the Company's proxy statement for the previous year's meeting.

b. <u>Candidate Attributes, Skill Sets and Other Criteria</u>. The Committee annually reviews the attributes, skill sets and other qualifications for potential candidates and may modify them from time to time based upon the Committee's assessment of the needs of the Board and the skill sets required to meet those needs.

c. <u>Review of Candidates</u>. All potential candidates are reviewed by the Committee against the current attributes, skill sets and other qualifications established by the Board to determine if a candidate is suitable for Board membership. If a candidate is deemed suitable based on this review, a more detailed review will be performed through examination of publicly available information. This examination will include consideration of the independence requirement for outside directors, the number of boards on which the candidate serves, the possible applicability of restrictions on director interlocks or other requirements or prohibitions imposed by applicable laws or regulations, proxy disclosure requirements, and any actual or potentially perceived conflicts of interest or other issues raised by applicable laws or regulations or the Company's policies or practices.

d. <u>Prioritization of Candidates</u>. The Committee then (i) determines whether any candidate needs to be removed from consideration as a result of the detailed review, and (ii) determines a recommended priority among the remaining candidates for recommendation to and final determination by the Board prior to direct discussion with any candidate.

e. <u>Candidate Contact</u>. Following the Board's determination of a priority-ranked list of approved potential candidates, the Chairman of the Committee or, at his or her discretion, other member(s) of the Board will contact and interview the potential candidates in priority order. When a potential candidate indicates his or her willingness to accept nomination to the Board, no further candidates will be contacted. Subject to a final review of eligibility under the Company's policies and applicable laws and regulations using information supplied directly by the candidate, the candidate will then be nominated.

5. OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Does the Board of Directors know of any additional matters to be acted upon at the Annual Meeting?

The Board of Directors does not know of any other matter to be brought before the meeting.

If another matter does come before the meeting, how will my proxy be voted?

If any other matter should properly come before the meeting, your signed proxy card, as well as your Internet or telephone proxy, gives the designated proxy holders discretionary authority to vote on such matters in accordance with their best judgment.

How are proxies being solicited and who pays for the costs involved?

The Company will bear the costs of solicitation of proxies, including the reimbursement of banks and brokers for certain costs incurred in forwarding proxy materials to beneficial owners. In addition to the use of the mails, officers, directors and regular employees of the Company may solicit proxies personally, by telephone or facsimile or via the Internet. These individuals will not receive any additional compensation for these activities.

Why was only a single Proxy Statement mailed to households that have multiple holders of Common Stock?

Under the rules of the SEC, a company is permitted to deliver a single proxy statement and annual report to any household at which two or more shareholders reside, if the shareholders at the address of the household have the same last name or the company reasonably believes that the shareholders are members of the same family. Accordingly, the Company is sending only one copy of this Proxy Statement to shareholders that shared the same last name and address, unless the Company has received instructions to the contrary from one or more of the shareholders.

Under these SEC rules, brokers and banks that hold stock for the account of their customers also are permitted to deliver single copies of proxy statements and annual reports to two or more shareholders that share the same address. If you and other residents at your mailing address own shares of Common Stock through a broker or bank, you may have received a notice notifying you that your household will be sent only one copy of proxy statements and annual reports. If you did not notify your broker or bank of your objection, you may have deemed to have consented to the arrangement.

If, in accordance with these rules, your household received only a single copy of this Proxy Statement and Annual Report and you would like to receive a separate copy or you would like to receive separate copies of the Company's proxy statements and annual reports in the future, please contact Wachovia Bank, N.A., the Company's transfer agent:

By Telephone:	1-866-254-6502 (toll-free)
In Writing:	Wachovia Bank, N.A. Shareholder Services Group 1525 West W.T. Harris Blvd. 3C3 Charlotte, NC 28262-8522

If you own your shares through a brokerage firm or a bank, your notification should include the name of your brokerage firm or bank and your account number.

If you are a record holder of shares of Common Stock who is receiving multiple copies of the Company's shareholder communications at your address and you would like to receive only one copy for your household, please contact Wachovia Bank, N.A. at the telephone number or address set forth above. If you own your shares through a brokerage firm or a bank, please contact your broker or bank.

Where do I find the Company's Corporate Business Policies, Corporate Governance Guidelines and Committee Charters?

PHI has in place Corporate Business Policies, which in their totality constitute its code of business conduct and ethics. These Policies apply to all directors, employees and others working at PHI and its subsidiaries. PHI's Board of Directors has also adopted Corporate Governance Guidelines and charters for PHI's Audit Committee, Compensation/Human Resources Committee and Corporate Governance/Nominating Committee which conform to the requirements set forth in the New York Stock Exchange listing standards. The Board of Directors has also adopted charters for PHI's Executive Committee and Finance Committee. Copies of these documents are available on the PHI Web site at http://www.pepcoholdings.com/governance/index.html and also can be obtained by writing to: Ellen Sheriff Rogers, Vice President, Secretary and Assistant Treasurer, 701 Ninth Street, N.W., Suite 1300, Washington, D.C. 20068.

Any amendment to, or waiver of, any provision of the Corporate Business Policies with respect to any director or executive officer of PHI will be promptly reported to shareholders through the filing of a Form 8-K with the SEC.

The two Letters to Shareholders which begin on the cover page of this document and the Annual Report to Shareholders, including the Business of the Company, Management's Discussion and Analysis and the Consolidated Financial Statements, and other shareholder information included in Annex C to this Proxy Statement are not deemed to be "soliciting material" or to be "filed" with the SEC under or pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not be incorporated by reference or deemed to be incorporated by reference into any filing by the Company under either such Act, unless otherwise specifically provided for in such filing.

PEPCO HOLDINGS, INC.
AUDIT COMMITTEE CHARTER

Committee Purpose

The Audit Committee's (the "Committee") purpose shall be to (A) represent and assist the Board in oversight of (1) the integrity of Pepco Holdings, Inc.'s (the "Company") financial statements, accounting and financial reporting processes and audits of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditor, and (B) appoint, compensate and oversee the work of any independent auditor employed by PHI for the purpose of preparing or issuing an audit report or related work, and (C) prepare an Audit Committee report as the Securities and Exchange Commission rules require be included in the Company's annual proxy statement. The Audit Committee represents and assists the Board in discharging its responsibility of oversight, but the existence of the Committee does not alter the traditional roles and responsibilities of the Company's management and the independent auditor with respect to the accounting and control functions and financial statement presentation.

Committee Composition and Operation

The Committee shall consist of no fewer than three, nor more than seven, directors, none of whom are employees of the Company or any of its affiliates and all of whom are independent as required under the rules promulgated from time to time by the New York Stock Exchange and the Securities and Exchange Commission. No Committee member may serve on the audit committees of more than three public companies.

Each member of the Committee must be financially literate, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

The Board shall have the authority to remove at any time one or more of the members of the Committee, to fill any vacancy that may exist on the Committee or to fill any newly created Committee membership caused by the increase in the size of the Committee.

The Committee shall meet at least four times annually, or more frequently as circumstances require. Each meeting shall include a time of executive session.

The Committee may create one or more sub-Committees to which it may delegate some or all of its authority.

The Committee may make such rules of procedure as it deems necessary or appropriate for its efficient functioning.

Committee Duties and Responsibilities

1. The Committee shall have sole authority to (A) retain and terminate the Company's independent auditor; (B) pre-approve all audit engagement fees and terms, including the scope and timing of the audit, in conformance with the approval requirements as promulgated from time to time by the New York Stock Exchange and the Securities and Exchange Commission; and (C) pre-approve any significant audit-related relationship with the independent auditor. The Committee shall have sole authority to evaluate and determine whether consulting services to be obtained by the Company are "audit-related" or "non-audit related" for purposes of applying the Company's policies and the applicable rules as promulgated from time to time by the New York Stock Exchange and the Securities and Exchange Commission with regard to such services.

2. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any independent auditor employed by the Company for the purpose of preparing or issuing an audit report or related work (including resolution of disagreements between management and the auditor regarding financial reporting), and each such independent auditor shall report directly to the Committee.

3. The Committee shall, at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the auditor and the Company.

   After reviewing the foregoing report, and the independent auditor's work throughout the year, the Audit Committee will evaluate the auditor's qualifications, performance and independence. This evaluation will include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the Company's internal auditors. In addition to assuring the regular rotation of the lead audit partner as required by law, the Audit Committee will further consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself. The Audit Committee will present its conclusions with respect to the independent auditor to the full Board.

4. The Committee shall review the organization and schedule of annual audits conducted by the Company's internal auditing staff and review with management and the internal auditors significant recommendations made by the internal auditors and the implementation of those recommendations.

5. The Committee shall review periodically with the independent auditor and management the Company's policies and procedures with respect to internal auditing, accounting and financial controls, as well as any internal control report required to be included in the Company's Annual Report on Form 10-K. This review shall also include a review, upon completion of the annual audit, of the reports or opinions proposed to be rendered in connection with the annual audit; the independent auditor's views of the Company's financial and accounting personnel; the cooperation which the independent auditor received in the course of its review; and any significant findings of the independent auditor with respect to change in accounting principles and practices, significant transactions outside the normal course of the Company's business and any recommendations which the independent auditor may have with respect to improving internal accounting controls, choice of accounting principles or management systems.

6. The Committee shall meet to review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's specific disclosures in its Annual and Quarterly reports under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

7. The Committee shall prepare an Audit Committee report as the Securities and Exchange Commission rules require be included in the Company's annual proxy statement.

8. The Committee shall review with the independent auditor and with management the Company's conflict of interest policies.

9. The Committee shall report regularly to the Board, and review with the full Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, or the performance of the internal audit function. The Committee shall also make such recommendations to the Board as the Committee deems appropriate.

10. The Committee shall meet separately, periodically, with management, with internal auditors and with the independent auditor.

11. The Committee shall discuss and review with management the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures, the steps management has taken to monitor and control such exposures, and whether management has provided appropriate disclosure in the Company's financial statements. However, the Committee's duties and responsibilities in this regard do not alter the obligation of the CEO and senior management to assess and manage the Company's exposure to risk.

12. The Committee shall review with the independent auditor (A) any audit problems or difficulties (including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management) and (B) management's response. Among the items the Committee may want to review with the auditor are: any accounting adjustments that were noted or proposed by the auditor but were

"passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company. The review will also include discussion of the responsibilities, budget and staffing of the Company's internal audit function.

13. The Committee shall set clear hiring policies for employees or former employees of the independent auditor.

14. The Committee shall, as it deems necessary to carry out its duties, obtain advice and assistance from independent legal, accounting or other advisors. The Committee shall have full power and authority to retain such advisors as and when the Committee deems it necessary to do so, and to authorize the payment of compensation to any such advisers, without first seeking Board approval.

15. The Committee shall conduct an annual evaluation of its performance of its duties and the continuing adequacy of its charter.

16. While the fundamental responsibility for the Company's financial statements and disclosure rests with management and the independent auditor, the Committee shall review: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (D) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro-forma," or "adjusted" non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

17. The Committee shall establish procedures for (A) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (B) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. The Committee shall discuss the types of information to be disclosed and the type of presentation to be made in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not, however, discuss in advance each earnings release. The Committee shall discuss at least Annual and Quarterly releases before they are published.

19. The Committee shall have sole authority to authorize payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, without seeking Board approval.

PEPCO HOLDINGS, INC.

Audit Committee

_____

**Policy on the Approval of Services
Provided By the Independent Auditor**

I.   Overview

Under the federal securities laws and the rules of the Securities and Exchange Commission (the "SEC"), the annual consolidated financial statements of Pepco Holdings, Inc. (the "Company") and each of its subsidiaries that has a reporting obligation (a "Reporting Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must be audited by an "independent" public accountant. Likewise, the quarterly financial statements of the Company and each Reporting Company must be reviewed by an "independent" public accountant.

Under SEC regulations, a public accountant is not "independent" if it provides certain specified non-audit services to an audit client. In addition, a public accountant will not qualify as "independent" unless (i) before the accountant is engaged to provide audit or non-audit services, the engagement is approved by the public company's audit committee or (ii) the engagement to provide audit or non-audit services is pursuant to pre-approved policies and procedures established by the audit committee.

Under the Audit Committee Charter, the Audit Committee of the Company has sole authority (i) to retain and terminate the Company's independent auditors, (ii) to pre-approve all audit engagement fees and terms and (iii) to pre-approve all significant audit-related relationships with the independent auditor. This Policy sets forth the policies and procedures adopted by the Audit Committee with respect to the engagement of the Company's independent auditor to provide audit and non-audit services to the Company and its subsidiaries (as defined by Rule 1-02 (x) of SEC Regulation S-X).

The Audit Committee also serves as the audit committee for each subsidiary of the Company that is a Reporting Company for the purpose of approving audit and non-audit services to be provided by the independent auditor(s) of such Reporting Companies. In this capacity, the Audit Committee has determined that this Policy also shall govern the engagement of the independent auditor for each such Reporting Company.

II.   Statement of Principles

The Audit Committee recognizes the importance of maintaining the independence of its external auditor both in fact and appearance. In order to ensure that the independence of the Company's external auditor is not, in the judgment of the Audit Committee, impaired by any other services that the external auditor may provide to the Company and its subsidiaries:

- The Audit Committee shall approve in advance all services -- both audit and permitted non-audit services -- provided to the Company or any of its subsidiaries by the Company's independent auditor in accordance with the procedures set forth in this Policy.

    The Audit Committee shall not engage the Company's independent auditor to provide to the Company or any of its subsidiaries any non-audit services that are unlawful under Section 10A of the Exchange Act or that would impair the independence of the Company's independent auditor under the standards set forth in Rule 2-01 of SEC Regulation S-X ("Prohibited Non-Audit Services").

III.   Approval of Annual Audit Services

The annual audit services provided to the Company and its subsidiaries by the Company's independent auditor shall consist of:

    The audit of the annual consolidated financial statements of the Company and each other Reporting Company and the other procedures required to be performed by the independent auditor to be able to form an opinion on the financial statements.

Review of the quarterly consolidated financial statements of the Company and each Reporting Company.

The attestation engagement for the independent auditor's report on management's statement on the effectiveness of the Company's internal control over financial reports.

Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or issued in connection with securities offerings, including consents and comfort letters provided to underwriters, reviews of registration statements and prospectuses, and assistance in responding to SEC comment letters.

All such audit services must be approved annually by the Audit Committee following a review by the Audit Committee of the proposed terms and scope of the engagement and the projected fees. Any subsequent change of a material nature in the terms, scope or fees associated with such annual audit services shall be approved in advance by the Audit Committee.

Any additional audit services may be pre-approved annually at the meeting at which the annual audit services are approved. If not pre-approved, each additional annual audit service must be approved by the Audit Committee in advance on a case-by-case basis.

IV. Approval of Audit-Related Services

Audit-related services consist of assurance and related services that are reasonably related to the performance of the audit or review of the financial statements of the Company and each Reporting Company, other than the annual audit services described in Section III above. Audit-related services may include, but are not limited to:

Employee benefit plan audits.

Due diligence related to mergers and acquisitions.

Accounting consultations and audits in connection with acquisitions.

Internal control reviews.

Attest services related to financial reporting that are not required by statute or regulation.

Audit-related services may be pre-approved annually at the meeting at which the annual audit services are approved. If not pre-approved, each audit-related service must be approved by the Audit Committee in advance on a case-by-case basis.

V. Approval of Tax Services

Tax services consist of professional services rendered by the independent auditor to the Company or any of its subsidiaries for tax compliance, tax advice and tax planning. Tax services may be pre-approved annually at the meeting of the Audit Committee at which the annual audit services are approved. If not pre-approved, each tax service must be approved by the Audit Committee in advance on a case-by-case basis.

VI. Approval of All Other Services

Any other services to be provided by the Company's independent auditor, other than Prohibited Non-Audit Services, may be pre-approved annually at the meeting of the Audit Committee at which the annual audit services are approved. If not pre-approved, each such other service must be approved by the Audit Committee in advance on a case-by-case basis.

VII. Procedures

At the meeting of the Audit Committee to select the independent auditor for the Company and each of the Reporting Companies, the Chief Financial Officer shall submit to the Audit Committee a list of the additional audit services, audit-related services, tax services and other services, if any, that the Company and the Related Companies wish to have pre-approved for the ensuing year. The list shall be accompanied by:

a written description (which may consist of or include a description furnished to the Company by the independent auditor) of the services to be provided in detail sufficient to enable the Audit Committee to make an informed decision with regard to each proposed service, and, to the extent determinable, an estimate provided by the independent auditor of the fees for each of the services; and

confirmation of the independent auditor that (i) it would not be unlawful under Section 10A of the Exchange Act for the independent auditor to provide the listed non-audit services to the Company or any of its subsidiaries and (B) none of the services, if provided by the independent auditor to the Company or any of its subsidiaries, would impair the independence of the auditor under the standards set forth in Rule 2-01 of SEC Regulation S-X.

If, a type of non-audit service is pre-approved by the Audit Committee, and the Company or any of its subsidiaries subsequently engages the independent auditor to provide that service, the Company's Chief Financial Officer shall report the engagement to the Audit Committee at its next regularly scheduled meeting.

## VIII.	Delegation

The Audit Committee hereby delegates to the Chairman of the Audit Committee the authority to approve, upon the receipt of the documentation referred to in Section VII above, on a case-by-case basis any non-audit service of the types referred to in Sections IV, V and VI above (i.e. an audit-related, tax or other service) at any time other than at a meeting of the Audit Committee. The Chairman shall report any services so approved to the Audit Committee at its next regularly scheduled meeting. In no circumstances shall the responsibilities of the Audit Committee under this Policy be delegated to the management of the Company or any of its subsidiaries.

PepcoHoldings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

Annual Meeting of Shareholders — May 20, 2005 **PROXY**

The undersigned hereby appoints DENNIS R. WRAASE, WILLIAM T. TORGERSON, THOMAS S. SHAW and JOSEPH M. RIGBY, and each of them, proxies of the undersigned, with power of substitution, to attend the above Annual Meeting to be held on Friday, May 20, 2005 at 10 a.m. at Pepco Holdings, Inc.'s offices located at 701 Ninth Street, N.W., Edison Place Conference Center (Second Floor), Washington, D.C., and all adjournments thereof, and thereat to vote all shares of Common Stock of the Company that the undersigned would be entitled to vote if personally present on matters set forth in the Proxy Statement and upon such other matters as may properly come before the meeting.

If shares of Pepco Holdings, Inc. Common Stock are issued to or held for the account of the undersigned under the Atlantic Electric 401(k) Savings and Investment Plan-B (the "Voting Plan") and voting rights attached to such shares, then the undersigned hereby directs the Trustee of the Voting Plan to vote all shares of Pepco Holdings, Inc. Common Stock in the undersigned's name and/or account under the Voting Plan in accordance with the instructions given herein, at the Annual Meeting and at any adjournments or postponements thereof, on all matters properly coming before the Annual Meeting, including but not limited to the matters set forth on the reverse side.

The proxy conferred hereby will be voted in accordance with the voting instructions given on the reverse side. If no instructions are given, the proxy conferred hereby will be voted <u>FOR</u> Items 1, 2 and 3 and <u>AGAINST</u> Item 4, and in the discretion of the proxy (or, in the case of the Voting Plan, in the discretion of the Voting Plan Trustee) upon such other matters. as may properly come before the Annual Meeting.

This Proxy is solicited on behalf of the Board of Directors of Pepco Holdings, Inc.

Continued on reverse side

Your Internet or telephone vote authorizes the proxies to vote your shares in the same manner as if you completed this proxy card.

▌PepcoHoldings, Inc.
C/O WACHOVIA BANK, N.A.
ATTN: PROXY TABULATION - NC1153
P.O. BOX 217952
CHARLOTTE, NC 28254-3555

VOTE BY INTERNET - www._____
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:00 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website. You will be given simple voting instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-___-___-____
Use any touch-tone telephone to transmit your voting instructions up until 5:00 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call. You will be given simple voting instructions to follow.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it (so that it is received on or before 5:00 p.m. Eastern Time the day before the meeting date) in the postage-paid envelope we have provided or return it to: Wachovia Bank, N.A., Attn: Proxy Tabulation - NC1153, P.O. Box 217952, Charlotte, NC 28254-3555.

▽ **FOLD AND DETACH HERE** ▽

☒ TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PEPCO HOLDINGS, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 1:

1. Election of Directors
The Board of Directors recommends a vote "FOR" the nominees listed below:
(01) Edmund B. Cronin, Jr.
(02) Pauline A. Schneider
(03) Dennis R. Wraase

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
☐	☐	☐

To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.

_____

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 2:

2. A proposal to amend the Restated Certificate of Incorporation to declassify the Company's staggered Board

For	Against	Abstain
☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 3:

3. A proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of the Company for 2005

For	Against	Abstain
☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" ITEM 4:

4. Shareholder Proposal
concerning the election of directors by a majority vote

For	Against	Abstain
☐	☐	☐

Please sign below, exactly as your name or names appear on this proxy. Attorneys, executors, administrators, trustees and corporate officials should indicate the capacity in which they are signing. Shares held in the Shareholder Dividend Reinvestment Plan are voted on this Proxy.

Signature	Date		Signature (Joint Owners)	Date

■ Pepco Holdings, Inc.

Christie Day Cannon
Associate General Counsel

800 King Street
Wilmington, DE 19801

Telephone: (302) 429-3826
Facsimile: (302) 429-3801
E-mail: **christie.cannon@conectiv.com**

P.O. Box 231
Wilmington, DE 19899-0231

February 28, 2005

Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pepco Holdings, Inc.
        SEC File No. 70-_____

Ladies and Gentlemen:

In connection with the transactions proposed and described in the Application-Declaration on Form U-1 filed with this Commission by Pepco Holdings, Inc. ("PHI") for the purpose of obtaining approval to (1) amend its charter to eliminate classification of the Board of Directors (the "Proposed Amendment"), and (2) solicit proxies from the holders of PHI's shares of common stock to implement the Proposed Amendment, to which this opinion is an exhibit, I wish to advise you as follows:

I am of the opinion that PHI is a corporation validly organized and duly existing under the laws of Delaware, the state in which it was incorporated.

I am further of the opinion that, in the event that the proposed transactions are consummated in accordance with the Application-Declaration:

(a)   all state laws applicable to the proposed transactions will have been complied with; and

(b)   consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by PHI or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application-Declaration.

Very truly yours,

/s/ CHRISTIE DAY CANNON

Christie Day Cannon

SECURITIES AND EXCHANGE COMMISSION

(Release No.   )

Pepco Holdings, Inc., 701 Ninth Street, Washington, DC 20068 ("PHI"), a holding company registered with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended, has filed an application seeking authority to (1) amend its charter to eliminate classification of the Board of Directors (the "Proposed Amendment"), and (2) solicit proxies from the holders of PHI's shares of common stock to implement the Proposed Amendment. This notice hereby authorizes PHI to solicit such proxies.

The filing is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____, to Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

> Jonathan G. Katz
> Secretary